UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 001-15102

Embraer S.A.

Avenida Dra. Ruth Cardoso, 8501,

30th floor, Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Embraer S.A.

Unaudited Condensed consolidated interim financial information as of and for the three-month period ended March 31, 2023

INDEX TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

Embraer S.A.

Unaudited condensed consolidated statement of financial position

(In millions of U.S. dollars)

ASSETS	Note	03.31.2023	12.31.2022

CURRENT
Cash and cash equivalents	3	1,156.4	1,816.9
Financial investments	4	874.0	494.4
Trade accounts receivable, net	5	197.0	202.9
Derivative financial instruments	6	13.4	5.4
Customer and commercial financing	7	50.7	50.8
Contract assets	22.2	566.4	505.4
Inventories	8	2,803.4	2,329.0
Income tax and social contribution		113.4	105.5
Other assets	9	250.4	246.3

		6,025.1	5,756.6

NON-CURRENT
Financial investments	4	170.0	170.0
Trade accounts receivable, net	5	2.8	2.3
Derivative financial instruments	6	0.7	5.7
Customer and commercial financing	7	55.5	50.4
Contract assets	22.2	3.4	0.7
Deferred income tax and social contribution	19.1	49.7	48.1
Other assets	9	145.7	135.2
Investments		11.2	12.3
Property, plant and equipment, net	12	1,668.6	1,649.2
Intangible assets, net	13	2,260.0	2,246.5
Right of use		65.0	65.1

		4,432.6	4,385.5

TOTAL ASSETS		10,457.7	10,142.1

The notes are an integral part of these condensed consolidated interim financial information.

Embraer S.A.

Unaudited condensed consolidated statement of financial position

(In millions of U.S. dollars)

LIABILITIES	Note	03.31.2023	12.31.2022

CURRENT
Trade accounts payable	14	814.7	739.5
Trade accounts payable - Supplier finance	15	29.2	27.5
Lease liability	16	12.2	12.0
Loans and financing	16	301.0	308.5
Other payables	17	368.1	319.9
Contract liabilities	22.2	1,580.9	1,469.0
Derivative financial instruments	6	60.9	57.4
Taxes and payroll charges payable	18	32.3	47.2
Income tax and social contribution		117.3	107.2
Unearned income		2.6	2.6
Provision	20.1	124.9	126.5

		3,444.1	3,217.3

NON-CURRENT
Lease liability	16	59.1	59.0
Loans and financing	16	3,037.1	2,894.7
Other payables	17	45.5	51.1
Contract liabilities	22.2	526.7	495.0
Derivative financial instruments	6	41.3	40.1
Taxes and payroll charges payable	18	20.4	13.2
Income tax and social contribution		4.2	4.0
Deferred income tax and social contribution	19.1	328.7	370.6
Unearned income		22.0	22.6
Provision	20.1	156.7	150.2

		4,241.7	4,100.5

TOTAL LIABILITIES		7,685.8	7,317.8

SHAREHOLDERS’ EQUITY
Capital		1,551.6	1,551.6
Treasury shares		(28.2)	(28.2)
Revenue reserves		1,116.1	1,116.1
Share-based remuneration		41.0	40.3
Other comprehensive loss		(168.8)	(189.7)
Result in transactions with non controlling interest		78.5	77.4
Retained losses		(70.7)	-

		2,519.5	2,567.5
Non-controlling interests		252.4	256.8

TOTAL SHAREHOLDERS’ EQUITY		2,771.9	2,824.3

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		10,457.7	10,142.1

The notes are an integral part of these condensed consolidated interim financial information.

Embraer S.A.

Unaudited condensed consolidated statement of income For the three-months ended March 31 2023 and 2022
(In millions of U.S. dollars)

	Note	03.31.2023	03.31.2022

REVENUE	22.1	716.7	600.9
Cost of sales and services	23	(603.0)	(480.2)

GROSS PROFIT		113.7	120.7

OPERATING INCOME (EXPENSE)
Administrative	23	(50.1)	(39.7)
Selling	23	(68.3)	(53.8)
Expected credit losses over financial assets and contract assets		(1.0)	(1.1)
Research		(31.8)	(17.4)
Other operating expense, net		(14.8)	(46.2)
Equity in associates		0.2	1.2

OPERATING LOSS BEFORE FINANCIAL RESULT		(52.1)	(36.3)

Financial income	25	26.7	14.5
Financial expenses	25	(79.6)	(80.1)
Foreign exchange gain (loss), net	26	1.8	20.9

LOSS BEFORE INCOME TAX		(103.2)	(81.0)

Income tax benefit	19.3	30.5	50.3

LOSS FOR THE PERIOD		(72.7)	(30.7)

Attributable to:
Owners of Embraer		(70.8)	(31.7)
Non-controlling interests		(1.9)	1.0

Loss per share – basic in US$		(0.10)	(0.04)
Loss per share – diluted in US$		(0.10)	(0.04)

The notes are an integral part of these condensed consolidated interim financial information.

Embraer S.A.

Unaudited condensed consolidated statement of comprehensive income For the three-months ended March 31 2023 and 2022
(In millions of U.S. dollars)

	03.31.2023	03.31.2022
LOSS FOR THE PERIOD	(72.7)	(30.7)

ITEMS THAT WILL NOT BE RECLASSIFIED THROUGH PROFIT OR LOSS

Remeasurement of post-employment benefit	-	1.6
ITEMS THAT MAY BE SUBSEQUENTLY RECLASSIFIED THROUGH PROFIT OR LOSS

Financial instruments - Cash flow hedge	4.9	8.6
Translation adjustments	13.6	2.8

OTHER COMPREHENSIVE INCOME, NET OF TAX EFFECTS	18.5	13.0

TOTAL OF COMPREHENSIVE LOSS	(54.2)	(17.7)

Attributable to:
Owners of Embraer	(49.8)	(19.4)
Non-controlling interests	(4.4)	1.7

	(54.2)	(17.7)

The notes are an integral part of these condensed consolidated interim financial information.

Embraer S.A.

Unaudited condensed consolidated statement of changes in shareholder’s equity For the three-months ended March 31 2023 and 2022
(In millions of U.S. dollars)

				Revenue reserves					Other comprehensive (loss)
	Capital	Treasury shares	Share-based remuneration	Government grants	Legal reserve	For investment and working capital	Result in transactions with non- controlling interest	Accumulated losses	Post- employment benefit	Cumulative translation adjustment	Financial instruments	Total	Non-controlling interest	Total shareholders’ equity
At December 31, 2021	1,551.6	(28.2)	37.4	49.0	204.4	1,048.1	(26.7)	-	(48.7)	(117.6)	(1.4)	2,667.9	107.1	2,775.0

Loss for the period	-	-	-	-	-	-	-	(31.7)	-	-	-	(31.7)	1.0	(30.7)
Actuarial loss on post employment benefit obligation	-	-	-	-	-	-	-	-	1.6	-	-	1.6	-	1.6
Translation adjustments	-	-	-	-	-	-	-	-	-	2.0	-	2.0	0.7	2.7
Financial instruments - Cash flow hedge	-	-	-	-	-	-	-	-	-	-	8.6	8.6	-	8.6

Total of comprehensive loss	-	-	-	-	-	-	-	(31.7)	1.6	2.0	8.6	(19.5)	1.7	(17.8)
Result in transactions with non controlling interest	-	-	-	-	-	-	(0.4)	-	-	-	-	(0.4)	-	(0.4)
Allocation of profits:

At March 31, 2022	1,551.6	(28.2)	37.4	49.0	204.4	1,048.1	(27.1)	(31.7)	(47.1)	(115.6)	7.2	2,648.0	108.8	2,756.8

At December 31, 2022	1,551.6	(28.2)	40.3	49.0	204.4	862.7	77.4	-	(41.5)	(151.0)	2.8	2,567.5	256.8	2,824.3

Loss for the period	-	-	-	-	-	-	-	(70.7)	-	-	-	(70.7)	(2.0)	(72.7)
Translation adjustments	-	-	-	-	-	-	-	-	-	16.0	-	16.0	(2.4)	13.6
Financial instruments - Cash flow hedge	-	-	-	-	-	-	-	-	-	-	4.9	4.9	-	4.9

Total of comprehensive loss	-	-	-	-	-	-	-	(70.7)	-	16.0	4.9	(49.8)	(4.4)	(54.2)
Share-based remuneration	-	-	0.7	-	-	-	-	-	-	-	-	0.7	-	0.7
Result in transactions with non controlling interest	-	-	-	-	-	-	1.1	-	-	-	-	1.1	-	1.1

At March 31, 2023	1,551.6	(28.2)	41.0	49.0	204.4	862.7	78.5	(70.7)	(41.5)	(135.0)	7.7	2,519.5	252.4	2,771.9

The notes are an integral part of these condensed consolidated interim financial information.

Embraer S.A.

Unaudited Condensed consolidated statement of cash flows For the three-months ended March 31 2023 and 2022
(In millions of U.S. dollars)

	Note	03.31.2023	03.31.2022
OPERATING ACTIVITIES
Loss for the year		(72.7)	(30.7)
ADJUSTMENT TO NET INCOME FOR ITEMS NOT AFFECTING CASH
Depreciation of property plant and equipment and right of user		26.6	27.6
Realization of government grants		-	(0.4)
Amortization of intangible assets	13	19.1	15.0
Realization of contribution from suppliers	13	(3.8)	(2.0)
Loss on shareholding		0.4	-
(Reversal) loss for inventory obsolescence		(3.5)	3.2
Adjustment to recoverable value of inventory		-	(0.2)
Adjustment to fair value - Financial investments		(3.6)	-
Expected credit losses over financial assets and contract assets		1.0	1.2
Losses on fixed assets disposal		1.8	1.0
Deferred income tax and social contribution	19.3	(43.1)	(52.9)
Accrued interest		44.1	68.7
Interest on marketable securities		(1.8)	(1.3)
Share-based remuneration		0.7	-
Equity in associates gains and losses		(0.2)	(1.2)
Foreign exchange gain (loss), net	26	3.1	(21.8)
Other provisions		(2.2)	(3.9)
Non-controlling interests		1.9	(1.1)

CHANGES IN ASSETS
Financial investments		(320.6)	(129.9)
Derivative financial instruments		1.7	(13.8)
Accounts receivable		1.1	39.4
Contract assets		(64.6)	(35.1)
Customer and commercial financing		0.8	(0.9)
Inventories		(467.2)	(247.9)
Other assets		(26.3)	(5.4)

CHANGES IN LIABILITIES
Trade accounts payable		70.1	61.4
Trade accounts payable - Supplier finance		1.7	(0.7)
Other payables		83.8	14.6
Income tax and social contribution paid		(9.8)	(6.2)
Interest paid		(58.5)	(65.1)
Contract liabilities		143.6	243.5
Taxes and payroll charges payable		11.3	0.5
Financial guarantees		(3.0)	(14.0)
Unearned income		(0.6)	0.2

NET CASH USED IN OPERATING ACTIVITIES		(668.7)	(158.2)

INVESTING ACTIVITIES
Acquisition of property, plant and equipment	12	(41.7)	(18.7)
Proceeds from sale of property, plant and equipment	12	0.3	0.6
Additions to intangible assets	13	(29.3)	(21.4)
Additions investments in affiliates		(1.5)	(0.1)
Acquisition of non controlling interest		(16.2)	(0.4)
Financial investments		(53.5)	(25.1)
Dividends received		5.7	-

NET CASH USED IN INVESTING ACTIVITIES		(136.2)	(65.1)

FINANCING ACTIVITIES
Proceeds from borrowings		657.6	0.4
Repayment of borrowings		(506.7)	(476.6)
Lease payments		(3.4)	(2.7)

NET CASH GENERATED (USED) IN FINANCING ACTIVITIES		147.5	(478.9)

DECREASE IN CASH AND CASH EQUIVALENTS		(657.4)	(702.2)
Effects of exchange rate changes on cash and cash equivalents		(1.8)	4.4
Cash and cash equivalents at the beginning of the period		1,815.6	1,838.6

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD		1,156.4	1,140.8

Included in cash and cash equivalents per the statements of financial position		1,156.4	1,129.8
Included in assets held for sale - Evora Companies		-	11.0

The notes are an integral part of these condensed consolidated financial information.

Embraer S.A.

Notes to the unaudited condensed consolidated interim financial information

In millions of U.S. dollars, unless otherwise indicated.

1.	Operations

Embraer S.A. (“Embraer” or “the Company”) is a publicly held company incorporated under the laws of the Federative Republic of Brazil (“Brazil”) domiciled in São José dos Campos, State of São Paulo. The Company is dedicated to:

(i) Design, build and market aircraft and aerospace materials and related accessories, components and equipment.

(ii) Perform and carry out technical activities related to the manufacturing and servicing of aerospace materials.

(iii) Contribute to the training of technical personnel as necessary for the aerospace industry.

(iv) Perform other technological, industrial, commercial and service activities related to the aerospace industry.

(v) Design, build and trade in equipment, materials, systems, software, accessories and components for the defense, security and energy industries, as well as promote and carry out technical activities related to the manufacturing and servicing thereof.

(vi) Conduct other technological, manufacturing, trading and services activities related to the defense, security and energy industries.

The Company’s shares (B3: EMBR3, NYSE: ERJ) are listed in the enhanced corporate governance segment of the Stock Exchange in Brazil (“B3”), known as the New Market (“Novo Mercado”). Embraer S.A. has also issued American Depositary Shares (evidenced by American Depositary Receipts - ADRs) which are registered with the Securities and Exchange Commission (“SEC”) and listed on the New York Stock Exchange (“NYSE”).

1.1 Significant event and its impacts in the condensed consolidated interim financial information

Russia - Ukraine conflict

The Company has suspended the supply of parts, maintenance and technical support services for certain customers to comply with the sanctions imposed on Russia, Belarus and certain regions of Ukraine by laws of jurisdictions to which Embraer is subject.

The Company continues to monitor its supply chain in view of the uncertainties related to the conflict between Russia and Ukraine and the challenges of the current macroeconomic scenario, as well as the impacts of inflation, gas and energy prices. While there is no immediate concern about the availability of titanium in our supply chain, given the Company´s inventory position and existing alternative sources in other countries, Embraer will continue to monitor its supply chain to identify potential restrictions.

The Company has no material assets or liabilities exposed to Russia, Belarus, or Ukraine as of March 31, 2023, therefore no relevant accounting impact was identified at the date of authorization for issuance of these condensed consolidated interim financial information.

2.	Basis of preparation and presentation of condensed consolidated interim financial information

These unaudited condensed consolidated interim financial information (“condensed consolidated interim financial information”) as of March 31, 2023 and for the three months ended March 31, 2023 and 2022, comprised the Company and its subsidiaries.

These condensed consolidated interim financial information have been prepared in accordance with IAS 34 - Interim Financial Reporting and should be read in conjunction with the Company’s last annual consolidated financial statements as of and for the year ended December 31, 2022 (“last annual financial statements”). They do not include all the information required for a complete set of financial statements prepared in accordance with IFRS Accounting Standards. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual financial statements.

Embraer S.A.

Notes to the unaudited condensed consolidated interim financial information

In millions of U.S. dollars, unless otherwise indicated.

The accounting policies applied in these condensed consolidated interim financial information are the same as those applied in the Company’s consolidated financial statements as of and for the year ended December 31, 2022. The accounting standards that came into effect on January 1, 2023 did not have a material effect on condensed consolidated interim financial information.

In preparating these condensed consolidated interim financial information, Management has made judgements and estimates that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.

The areas which involve a higher degree of judgments or complexities, or assumptions and significant estimates to the condensed consolidated interim financial information are consistent with those described in the last annual financial statements (not included herein).

These condensed consolidated interim financial information were approved and authorized for issue by the Company’s Management on July 21, 2023.

2.1 Functional and presentation currency

These condensed consolidated interim financial information are presented in U.S. dollar (“USD” or “dollar” or “dollars”), which is the Company’s functional currency. All amounts have been rounded to the nearest million, unless otherwise indicated.

The terms “real” or “reais” refer to the legal currency of Brazil.

2.2 Subsidiaries

The relevant changes in the Company’s corporate structure and consolidated subsidiaries from those disclosed in the last annual financial statements are following:

• Embraer Aviation International has absorbed Embraer Aviation Europe and Embraer Europe SARL.

• In order to increase the capital contribution of its subsidiary, Embraer has transferred its ownership interest in Airholding S.A. to Embraer Netherlands B.V.

• Embraer Defesa e Segurança Participações S.A. (“EDSP”) has partially exercised its put options and acquired additional ownership interest in Tempest Serviços de Informática S.A. (“Tempest”). Therefore, the Company’s ownership interest in Tempest increased to 76.6% (61% on December 31, 2022).

2.3 Associates

Águas Azuis Construção Naval SPE Ltda.: Special purpose entity established by Embraer, Atech - Negócios em Tecnologia S.A. and Thyssenkrup Marine Systems GmbH with the purpose of execution of Frigate Class Tamandaré Program signed with Brazilian Navy (supply of four military vessels of high technological complexity), with total interest of 25% by Embraer.

Equity Investment Fund Aeroespacial: Equity investment fund established with Banco Nacional do Desenvolvimento Econômico e Social (“BNDES”), Financiadora de Estudos e Projetos (“FINEP”) and Desenvolve SP, created with the aim of strengthening the aerospace, aviation, defense and security supply chain and promoting integration of systems related to these sectors through support for small and medium enterprises, with total interest of 34% by Embraer.

Embraer S.A.

Notes to the unaudited condensed consolidated interim financial information

In millions of U.S. dollars, unless otherwise indicated.

3.	Cash and cash equivalents

	03.31.2023	12.31.2022
Cash and banks	390.1	846.1

	390.1	846.1

Cash equivalents
Bank deposit certificate (i)	91.7	129.7
Fixed deposits (ii)	674.6	841.1

	766.3	970.8

	1,156.4	1,816.9

(i) Financial investments in Bank Deposit Certificates (“CDB”) issued by financial institutions in Brazil.

(ii) Fixed term deposits in dollars issued by financial institutions.

4.	Financial investments

	03.31.2023				12.31.2022

	Amortized cost	Fair value through other comprehensive income	Fair value through profit or loss	Total	Amortized cost	Fair value through other comprehensive income	Fair value through profit or loss	Total
Financial instruments
Public securities (i)	67.4	-	-	67.4	66.7	-	-	66.7
Private securities (ii)	104.0	-	-	104.0	105.0	-	-	105.0
Structured notes (iii)	-	-	49.9	49.9	-	-	-	-
Investment funds	-	-	28.5	28.5	-	-	22.7	22.7
Fixed-term deposits (iv)	199.1	495.0	-	694.1	178.8	194.7	-	373.5
Others (v)	-	-	100.1	100.1	-	-	96.5	96.5

	370.5	495.0	178.5	1,044.0	350.5	194.7	119.2	664.4

Current portion	200.5	495.0	178.5	874.0	180.5	194.7	119.2	494.4
Non-current	170.0	-	-	170.0	170.0	-	-	170.0

(i) Debt securities issued by the Brazilian government with maturity in 2030.

(ii) Debt securities issued by financial institutions with long-term maturities.

(iii) Structured notes associated with the credit risk of financial institution issuer and the Brazilian government.

(iv) Fixed-term deposits in dollars issued by financial institutions.

(v) It mainly relates to shares of the Republic Airways Holdings.

The weighted average nominal interest rates on March 31, 2023, related to cash equivalents and financial investments made in reais were 13.86% p.a., equivalent to 101.57% of the Interbank deposit rate (“CDI”), and in dollars 5.02% p.a. (12.54% p.a., equivalent to 100.72% of CDI, in reais, and 2.23% p.a. in dollars on December 31, 2022).

Embraer S.A.

Notes to the unaudited condensed consolidated interim financial information

In millions of U.S. dollars, unless otherwise indicated.

5.	Trade accounts receivable, net

	03.31.2023	12.31.2022
Foreign customers	193.2	181.0
Brazilian Air Force	3.4	8.7
Domestic customers	21.1	28.1

	217.7	217.8
Expected credit losses	(17.9)	(12.6)

	199.8	205.2

Current portion	197.0	202.9
Non-current portion	2.8	2.3

The amounts and maturities of these trade accounts receivable are shown below:

	03.31.2023	12.31.2022
Not due	174.7	191.9
Up to 90 days	32.2	13.6
From 91 to 180 days	3.6	4.6
More than 180 days	7.2	7.7

	217.7	217.8

The following schedule presents the changes in the expected credit losses provision during the period:

	03.31.2023	12.31.2022
Beginning balance	(12.6)	(30.7)
Additions/Reversal	(6.1)	1.0
Write-off	0.9	17.0
Foreign exchange variation	(0.1)	0.1

Ending balance	(17.9)	(12.6)

6.	Derivative financial instruments

• Swap operations, with the main objective of changing the debt’s index, from floating rates to fixed interest rates or vice versa, exchange of real to dollars and vice versa. The fair values of these instruments are measured by the future cash flow, determined by applying contractual interest rates to maturity, and discounted to present value at the date of the condensed consolidated interim financial information by the prevailing market rates.

• Option operations to buy and sell currency, in order to protect cash flows for the Company’s wage costs denominated in reais, against the risk of currency fluctuations. The financial instrument used by the Company is a zero-cost collar, which consists of the purchasing of a put option and the sale of a call option, contracted with the same counterparty and with a zero-net premium. The fair value of this instrument is determined by the observable market pricing model (through market information providers).

• Non-deliverable forward (“NDF”), with the purpose of protecting the Company against the risks of exchange rate fluctuations. The fair value is determined by the observable market pricing model.

Embraer S.A.

Notes to the unaudited condensed consolidated interim financial information

In millions of U.S. dollars, unless otherwise indicated.

Purpose	Risk	Instrument	Notional	Settlement date	03.31.2023	12.31.2022

Cash flow hedge designated as hedge accounting					7.0	2.4

Payroll expenses settled in Brazilian Reais	Exchange rate	Zero-cost collar derivative financial instruments, with purchase of put options at the exercise price of R$ 5.20 and sale of call options at the weighted average exercise price of R$ 6.12.	220.1	2023	7.0	2.4

Fair value hedge designated as hedge accounting					0.1	0.1

Project development	Interest rate	Interest swap to exchange fixed interest rate debt in Brazilian Reais for a floating rate CDI.	4.3	2023	0.1	0.1

Others derivatives not designated as hedge accounting					(95.2)	(88.9)

Export	Exchange rate	Non-Deliverable Forwards to exchanges Euro currency debt to US Dollars currency.	19.0	2023	(0.4)	(0.2)

Export	Interest rate	Interest swap to exchange floating interest debt in US Dollars for a fixed interest rate.	76.3	2027	0.9	8.4

Equity (i)	Equity SWAP	Equity Swap	18.3	2023	6.1	(1.6)

EVE Shares (ii)	EVE Share Price	Private Warrants - EVEX	14.3	2027	(5.8)	(3.6)

EVE Shares (ii)	EVE Share Price	Public Warrants - EVEX	11.5	2027	(4.6)	(2.9)

EVE Shares (ii)	EVE Share Price	Strategic Warrants - EVEX	38.2	2027	(91.4)	(89.0)

					(88.1)	(86.4)

			Assets
			Current portion		13.4	5.4
			Non-current		0.7	5.7

			Liabilities
			Current portion		(60.9)	(57.4)
			Non-current		(41.3)	(40.1)

					(88.1)	(86.4)

(i) In April 2022, the Company entered into contract with Banco Santander for the exchange of results of future financial flows with financial settlement only, having as reference 6.7 million shares issued by the Company (“Equity Swap”) on B3 with maturity of 18 months. The Company is exposed to price fluctuations in the number of shares in question on the asset and liability side adjusted by CDI + 1.17% p.a. On March 31, 2023, the Company had no margin calls related to this operation.

(ii) The Company recognized derivative financial instruments in liabilities measured at fair value through profit or loss related to warrants issued by subsidiary EVEX, which became exercisable in May 2022.

7.	Customer and commercial financing

	03.31.2023	12.31.2022
Aircraft (i)	68.3	70.1

Spare parts (ii)	56.1	55.1

	124.4	125.2

Expected credit losses	(18.2)	(24.0)

	106.2	101.2

Current portion	50.7	50.8
Non-current portion	55.5	50.4

(i) Aircrafts: customer financing related to the acquisition of aircraft. The fair value of used aircraft provided as collateral in the used aircraft customer financing structure, which could minimize the losses in case of default (collateral assets), were considered to reduce the expected credit losses for such transaction.

(ii) Spare parts and services: customer financing provided as a result of the COVID-19 impacts on certain customers of the Commercial Aviation segment related to the supply of spare parts and services mainly provided during the year 2020. In 2022, Embraer granted new financing to its customers. The agreement establishes interest and annual principal payments until the final maturity date (2025). There are no guarantees financing of spare parts and services transactions, however, the continuous supply of spare parts and services to the financed customers depends on the fulfillment of said agreements.

Embraer S.A.

Notes to the unaudited condensed consolidated interim financial information

In millions of U.S. dollars, unless otherwise indicated.

There are no overdue balances of the customer financing as of March 31, 2023.

The changes in the expected credit losses provision during the period are presented below:

	03.31.2023	12.31.2022
Beginning balance	(24.0)	(5.7)
(Additions)/Reversal	5.8	(18.3)

Ending balance	(18.2)	(24.0)

In the Company’s assessment, the highest risk rating for financing customers is CCC- with a loss rate of 55% for the period (42% on December 31, 2022).

As of March 31, 2023, the maturity schedules of the long-term customer financing are:

Year
2024	40.9
2025	8.4
2026	6.2

55.5

8.	Inventories

	03.31.2023	12.31.2022
Raw materials	1,093.8	995.1
Work in process	1,017.2	687.7
Spare parts	453.7	445.6
Finished goods (i)	78.5	55.4
Held by third parties	86.4	79.2
Advances to suppliers	31.2	33.8
Inventory in transit	123.6	116.6
Consumption materials	47.5	47.4

	2,931.9	2,460.8

Loss to recoverable value (ii)	(5.7)	(5.7)
Loss due to obsolescence (iii)	(122.8)	(126.1)

	(128.5)	(131.8)

	2,803.4	2,329.0

(i) The following aircrafts were held in the finished goods inventory:

• March 31, 2023: one E175, one Phenom 100, two Phenom 300, one Praetor 500, two Praetor 600, three Ipanema and one Super Tucano.

• December 31, 2022: two Phenom 300, one Praetor 500, two Praetor 600 and one Super Tucano.

(ii) Changes in the provision for adjustments to the realizable value of work in process and finished goods were as follows:

	03.31.2023	12.31.2022
Beginning balance	(5.7)	(1.0)
Additions	-	(5.9)
Disposals	-	1.2

Ending balance	(5.7)	(5.7)

Embraer S.A.

Notes to the unaudited condensed consolidated interim financial information

In millions of U.S. dollars, unless otherwise indicated.

(iii) Changes in the provision for obsolescence were as follows:

	03.31.2023	12.31.2022
Beginning balance	(126.1)	(150.9)
Additions	(12.6)	(38.4)
Disposals	3.7	54.0
Reversals	12.4	8.6
Foreign exchange loss	(0.2)	0.6

Ending balance	(122.8)	(126.1)

9.	Other assets

	03.31.2023	12.31.2022
Taxes recoverable (i)	135.9	141.6
Prepaid expenses	74.5	69.6
Other debtors (ii)	66.4	65.4
Loan with a joint operation	27.1	26.8
Court-mandated escrow deposits (iii)	27.8	26.7
Advances to employees	25.6	15.0
Advances for services to be rendered	8.8	9.2
Guarantee deposits	8.1	6.8
Collateralized accounts receivable	4.5	5.8
Others	17.4	14.6

	396.1	381.5

Current portion	250.4	246.3
Non-current portion	145.7	135.2

(i) The amount of taxes recoverable consists of the following:

	03.31.2023	12.31.2022
ICMS (State Value-added Tax) and IPI (Excise Tax)	55.1	56.6
PIS (Social Integration Program) and COFINS (Contribution for Social Security)	56.2	63.2
Value added tax	6.9	7.4
Income tax and social security on net income withheld	6.4	6.2
Advance service tax (ISS- Service tax)	5.5	5.4
Others	5.8	2.8

	135.9	141.6

Current portion	71.6	76.7
Non-current portion	64.3	64.9

(ii) It primarily relates to the rework done on the materials and parts received from suppliers, which will be refunded in cash by the supplier or through credits that can be used to offset trade accounts payable when requested by the Company and approved by the supplier.

(iii) It refers to deposits arising from lawsuits, substantially to federal taxes and contributions, in which there is a provision recognized (refer to Note 20).

Embraer S.A.

Notes to the unaudited condensed consolidated interim financial information

In millions of U.S. dollars, unless otherwise indicated.

10.	Investments

Non-controlling interests

Non-controlling shareholders have interests in the subsidiaries listed below. Based on contractual agreements and analysis, the Company has control and therefore consolidates them:

03.31.2023

Entity	Country	Interest Embraer Group	Non-controlling interest		Income (loss)
OGMA - Indústria Aeronáutica de Portugal S.A.	Portugal	65.0%	35.0%	44.9	1.4
Visiona Tecnologia Espacial S.A.	Brazil	51.0%	49.0%	14.4	(0.5)
Embraer CAE Training Services	United States of America	51.0%	49.0%	34.4	2.7
Tempest Serviços de Informática S.A.	Brazil	76.6%	23.4%	5.9	(0.9)
EVE Holding Inc.	United States of America	89.7%	10.3%	17.1	(30.3)
EVE Holding Inc. - Listing Expenses	United States of America	0.0%	100.0%	135.7	-

				252.4

12.31.2022

Entity	Country	Interest Embraer Group	Non-controlling interest		Income (loss)
OGMA - Indústria Aeronáutica de Portugal S.A.	Portugal	65.0%	35.0%	43.5	(19.5)
Visiona Tecnologia Espacial S.A.	Brazil	51.0%	49.0%	14.4	(2.5)
Embraer CAE Training Services	United States of America	51.0%	49.0%	33.1	11.8
Tempest Serviços de Informática S.A.	Brazil	61.0%	39.0%	10.0	0.7
EVE Holding Inc.	United States of America	89.7%	10.3%	20.1	(308.5)
EVE Holding Inc. - Listing Expenses	United States of America	0.0%	100.0%	135.7	-

				256.8

The financial position of the two most significant entities with non-controlling interests is summarized below, which are OGMA - Indústria Aeronáutica de Portugal S.A. and Eve Holding, Inc. Other entities combined represent less than 5% of consolidated profit before income taxes.

OGMA - Indústria Aeronáutica de Portugal S.A.

	03.31.2023	12.31.2022
Cash and cash equivalents	4.7	5.9
Current assets	190.5	178.6
Non-current assets	78.6	74.9
Current liabilities	119.2	112.1
Non-current liabilities	21.8	17.0
Noncontrolling interest	44.9	43.5

	03.31.2023	03.31.2022
Revenue	61.0	61.1
Net Income for the period	1.4	1.7

Eve Holding, Inc.

	03.31.2023	12.31.2022
Cash and cash equivalents	11.8	49.1
Current assets	322.6	337.5
Non-current assets	256.1	279.3
Current liabilities	109.8	98.2
Non-current liabilities	47.3	44.9
Noncontrolling interest	17.1	20.1

	03.31.2023	03.31.2022
Net loss for the period	(53.4)	-

Embraer S.A.

Notes to the unaudited condensed consolidated interim financial information

In millions of U.S. dollars, unless otherwise indicated.

11.	Related parties

11.1 Brazilian Federal Government

Transactions with related parties also involve transactions with the Brazilian Federal Government.

The Brazilian Federal Government maintains direct and indirect participation through the ownership of a common share called golden share. As of March 31, 2023, the Brazilian Federal Government held an indirect interest of 5.37% in the Company’s capital through BNDES Participações S.A. (“BNDESPAR”), a wholly owned subsidiary of the BNDES, which, in turn, is controlled by the Brazilian Federal Government.

The Brazilian Federal Government plays a key role in the Company’s business activities, including as:

• Major customer for Defense & Security products (through the Brazilian Air Force, Brazilian Army, and Brazilian Navy);

• Source of research and development financing through technology development institutions (FINEP and BNDES);

• Export credit agency (through the BNDES); and

• Source of short-term and long-term financing and a provider of asset management and commercial banking services (through Banco do Brasil).

The table below presents the commercial transactions with related parties of the Company:

	03.31.2023				12.31.2022
	Current		Non-current		Current		Non-current
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Banco do Brasil S.A.	173.4	-	73.4	-	329.0	-	73.5	-
BNDES	-	0.4	-	400.0	-	1.3	-	300.0
Comando da Aeronáutica (Brazilian Air Force)	387.9	58.2	-	-	363.1	59.9	-	-
Exército Brasileiro (Brazilian Army)	7.4	8.1	-	-	5.7	7.9	-	-
Ez Air Interior Limited	5.2	5.2	21.9	21.9	5.2	5.2	21.7	21.7
FINEP	-	4.4	-	-	-	6.4	-	-
FIP Aeroespacial	-	-	-	-	-	-	-	11.2
Governo Brasileiro - Bonds (Brazilian government -Bonds)	0.8	-	66.6	-	0.1	-	66.5	-
Marinha do Brasil (Brazilian Navy)	4.7	2.4	-	-	1.7	1.8	-	-

	579.4	78.7	161.9	421.9	704.8	82.5	161.7	332.9

	03.31.2023		03.31.2022
	Financial Results	Operating Results	Financial Results	Operating Results
Banco do Brasil S.A.	1.2	-	0.2	-
BNDES	(0.4)	-	(1.3)	-
Comando da Aeronáutica (Brazilian Air Force)	-	5.1	-	(0.5)
Embraer Prev - Sociedade de Previdência Complementar	-	(3.9)	-	(3.4)
Exército Brasileiro (Brazilian Army)	-	(0.5)	-	1.3
FINEP	(0.1)	-	(0.2)	-
Governo Brasileiro - Bonds	0.6	-	-	-
Marinha do Brasil (Brazilian Navy)	-	(0.4)	-	(0.3)

	1.3	0.3	(1.3)	(2.9)

Embraer S.A.

Notes to the unaudited condensed consolidated interim financial information

In millions of U.S. dollars, unless otherwise indicated.

11.2 Key management personnel compensation

	03.31.2023	03.31.2022
Short-term benefits (i)	2.3	1.2
Share based payment (ii)	1.7	(1.6)

Total remuneration	4.0	(0.4)

(i) Includes wages, salaries, profit sharing, bonuses and indemnities distributed to the key management personnel, which are settled in real, as well as the compensation of external members engaged in the statutory advisory committees.

(ii) This variation is due to changes in the stock price of the Company in each period, which is used to measure the cash-settled share-based payment plan.

The Company considers as key management personnel the members of the statutory Board of Directors and statutory Executive Directors.

12.	Property, plant and equipment

The Management has not identified events indicating that the carrying amount exceeds its recoverable amount on March 31, 2023.

Embraer S.A.

Notes to the unaudited condensed consolidated interim financial information

In millions of U.S. dollars, unless otherwise indicated.

	03.31.2023

	Land	Buildings and improvements	Installations	Machinery and equipment	Furniture and fixtures	Vehicles	Aircraft	Computers and peripherals	Tooling	Other assets	Exchange pool program assets	Construction in progress	Total
Cost
At December 31, 2022	10.2	655.8	88.4	724.3	42.7	11.9	4.5	115.0	615.6	18.5	709.4	51.5	3,047.8
Additions	-	-	-	3.9	0.1	-	-	0.7	2.2	0.4	24.4	10.0	41.7
Disposals	-	(0.8)	-	(11.2)	(2.5)	(1.2)	-	(14.8)	(4.7)	-	(3.1)	-	(38.3)
Reclassifications*	-	0.4	-	8.7	0.1	-	-	-	-	-	(3.7)	(9.3)	(3.8)
Translation adjustments	-	0.3	0.2	1.4	0.1	0.1	-	0.3	-	-	5.0	0.6	8.0

At March 31, 2023	10.2	655.7	88.6	727.1	40.5	10.8	4.5	101.2	613.1	18.9	732.0	52.8	3,055.4

Accumulated depreciation
At December 31, 2022	-	(196.8)	(36.6)	(396.4)	(29.2)	(9.5)	(4.3)	(106.6)	(389.4)	(18.5)	(211.3)	-	(1,398.6)
Depreciation	-	(4.5)	(0.9)	(4.7)	(0.5)	-	-	(0.8)	(5.0)	(0.4)	(3.9)	-	(20.7)
Disposals	-	0.8	-	11.2	2.5	1.2	-	14.8	4.7	-	1.1	-	36.3
Interest on capitalized assets	-	(0.3)	-	-	-	-	-	-	-	-	-	-	(0.3)
Translation adjustments	-	0.1	(0.1)	(1.2)	(0.1)	(0.1)	-	(0.2)	-	-	(1.9)	-	(3.5)

At March 31, 2023	-	(200.7)	(37.6)	(391.1)	(27.3)	(8.4)	(4.3)	(92.8)	(389.7)	(18.9)	(216.0)	-	(1,386.8)

Net
At December 31, 2022	10.2	459.0	51.8	327.9	13.5	2.4	0.2	8.4	226.2	-	498.1	51.5	1,649.2
At March 31, 2023	10.2	455.0	51.0	336.0	13.2	2.4	0.2	8.4	223.4	-	516.0	52.8	1,668.6

*	Non-cash transactions (reclassification between accounts within property plant and equipment and inventories).

Embraer S.A.

Notes to the unaudited condensed consolidated interim financial information

In millions of U.S. dollars, unless otherwise indicated.

	12.31.2022

	Land	Buildings and improvements	Installations	Machinery and equipment	Furniture and fixtures	Vehicles	Aircraft	Computers and peripherals	Tooling	Other assets	Exchange pool program assets	Construction in progress	Total
Cost
At December 31, 2021	10.2	656.9	88.4	727.8	46.5	12.0	23.7	116.4	672.2	18.5	712.5	35.2	3,120.3
Additions	-	1.2	-	23.3	1.5	0.4	-	3.3	7.2	-	70.1	29.2	136.2
Disposals	-	(4.2)	-	(19.9)	(5.0)	(0.4)	(19.2)	(3.7)	(56.2)	-	(31.0)	-	(139.6)
Reclassifications*	-	3.6	0.5	(2.1)	(0.1)	0.1	-	(0.6)	(7.4)	-	(27.2)	(11.7)	(44.9)
Translation adjustments	-	(1.7)	(0.5)	(4.8)	(0.2)	(0.2)	-	(0.4)	(0.2)	-	(15.0)	(1.2)	(24.2)

At December 31, 2022	10.2	655.8	88.4	724.3	42.7	11.9	4.5	115.0	615.6	18.5	709.4	51.5	3,047.8

Accumulated depreciation
At December 31, 2021	-	(183.2)	(34.8)	(394.0)	(30.1)	(9.5)	(22.9)	(107.7)	(416.5)	(18.5)	(215.5)	-	(1,432.7)
Depreciation	-	(18.4)	(2.6)	(26.2)	(3.2)	(0.5)	(0.1)	(3.3)	(23.4)	-	(13.9)	-	(91.6)
Disposals	-	2.4	-	14.5	3.7	0.3	18.7	3.3	42.9	-	11.3	-	97.1
Reclassifications*	-	3.0	0.7	5.5	0.2	-	-	0.7	7.5	-	0.3	-	17.9
Interest on capitalized assets	-	(1.1)	-	-	-	-	-	-	-	-	-	-	(1.1)
Translation adjustments	-	0.5	0.1	3.8	0.2	0.2	-	0.4	0.1	-	6.5	-	11.8

At December 31, 2022	-	(196.8)	(36.6)	(396.4)	(29.2)	(9.5)	(4.3)	(106.6)	(389.4)	(18.5)	(211.3)	-	(1,398.6)

Net
At December 31, 2021	10.2	473.7	53.6	333.8	16.4	2.5	0.8	8.7	255.7	-	497.0	35.2	1,687.6
At December 31, 2022	10.2	459.0	51.8	327.9	13.5	2.4	0.2	8.4	226.2	-	498.1	51.5	1,649.2

*	Non-cash transactions (reclassification between accounts within property plant and equipment and inventories).

Embraer S.A.

Notes to the unaudited condensed consolidated interim financial information

In millions of U.S. dollars, unless otherwise indicated.

13.	Intangible assets

In February 2022, the Company’s Board of Directors approved a three-year pause in its E175-E2 jet development program. After the resumption of program development activities, the aircraft’s entry into service will be rescheduled for 2027 or 2028.

The impacts on the future cash flows of the E2 Platform cash-generating unit (“CGU”) related to the pause in the E175-E2 jet development program were considered by Management in the impairment test of this CGU on December 31, 2022, and no impairment losses were identified.

The Management has not identified events indicating that the carrying amount exceeds its recoverable amount on March 31, 2023.

	03.31.2023
	Internally developed					Acquired from third party
			Defense	Service
	Commercial	Executive	and	and	Others	Software	Goodwill	Others	Total
			Security	Support
Intangible cost
At December 31, 2022	1,274.4	1,544.6	132.4	9.0	4.6	302.0	22.3	10.6	3,299.9
Additions	8.8	10.7	2.7	6.0	-	0.1	-	1.0	29.3
Disposals	-	-	-	-	-	(1.9)	-	-	(1.9)
Reclassifications	-	-	(13.6)	-	13.6	-	-	-	-
Translation adjustments	-	-	0.4	-	-	0.4	0.5	(1.4)	(0.1)

At March 31, 2023	1,283.2	1,555.3	121.9	15.0	18.2	300.6	22.8	10.2	3,327.2

Accumulated amortization
At December 31, 2022	(81.1)	(663.0)	(51.9)	-	(2.4)	(253.1)	-	(1.9)	(1,053.4)
Amortization	(8.0)	(4.4)	(0.4)	-	-	(5.8)	-	(0.5)	(19.1)
Amortization of contribution from suppliers	2.7	1.1	-	-	-	-	-	-	3.8
Disposals	-	-	-	-	-	1.9	-	-	1.9
Reclassifications	-	-	2.7	-	(2.7)	-	-	-	-
Interest on capitalized assets	-	(0.1)	-	-	-	-	-	-	(0.1)
Translation adjustments	-	-	(0.1)	-	-	(0.4)	-	0.2	(0.3)

At March 31, 2023	(86.4)	(666.4)	(49.7)	-	(5.1)	(257.4)	-	(2.2)	(1,067.2)

Intangible, net
At December 31, 2022	1,193.3	881.6	80.5	9.0	2.2	48.9	22.3	8.7	2,246.5
At March 31, 2023	1,196.8	888.9	72.2	15.0	13.1	43.2	22.8	8.0	2,260.0

	12.31.2022
	Internally developed					Acquired from third party
			Defense	Service
	Commercial	Executive	and	and	Others	Software	Goodwill	Others	Total
			Security	Support
Intangible cost
At December 31, 2021	1,234.2	1,405.8	55.8	-	4.6	310.6	21.4	169.6	3,213.8
Additions	40.4	48.6	13.7	9.0	-	4.1	-	4.0	119.8
Disposals	-	-	-	-	-	(1.6)	-	(5.3)	(6.9)
Reclassifications	(0.2)	90.2	62.0	-	-	(10.1)	-	(157.7)	(27.6)
Translation adjustments	-	-	0.9	-	-	(1.0)	0.9	-	0.8

At December 31, 2022	1,274.4	1,544.6	132.4	9.0	4.6	302.0	22.3	10.6	3,299.9

Accumulated amortization
At December 31, 2021	(80.1)	(617.4)	(43.9)	-	(1.8)	(234.2)	-	(19.4)	(1,000.4)
Amortization	(31.6)	(42.9)	(2.4)	-	(0.6)	(25.6)	-	(0.6)	(103.7)
Amortization of contribution from suppliers	10.2	10.9	-	-	-	-	-	-	21.1
Disposals	-	-	-	-	-	1.6	-	1.1	2.7
Reclassifications	20.4	(12.2)	(5.2)	-	-	4.1	-	17.0	27.7
Interest on capitalized assets	-	(1.4)	-	-	-	-	-	-	(1.4)
Translation adjustments	-	-	(0.4)	-	-	1.0	-	-	0.6

At December 31, 2022	(81.1)	(663.0)	(51.9)	-	(2.4)	(253.1)	-	(1.9)	(1,053.4)

Intangible, net
At December 31, 2021	1,154.1	788.4	11.9	-	2.8	76.4	21.4	150.2	2,213.4
At December 31, 2022	1,193.3	881.6	80.5	9.0	2.2	48.9	22.3	8.7	2,246.5

Embraer S.A.

Notes to the unaudited condensed consolidated interim financial information

In millions of U.S. dollars, unless otherwise indicated.

14.	Trade accounts payable

	03.31.2023	12.31.2022
Foreign suppliers	382.8	355.5
Domestic suppliers	147.5	162.6
Risk partners	284.4	221.4

	814.7	739.5

15.	Trade accounts payable: supplier finance

The Company has entered into agreements with financial institutions with the purpose of carrying out commercial operations with domestic and foreign suppliers. In these transactions, suppliers can exclusively transfer at their discretion the right to receive titles issued against the Company to these financial institutions, which in turn comes to be the creditor of discounted instruments. The suppliers that carry out this operation receive the resources before the commercial term of the security, discounting the costs and financial charges of the transaction.

This operation does not significantly alter the prices and commercial conditions negotiated with suppliers, nor are there any financial charges for the Company. On March 31, 2023, the average payment period for securities transferred by suppliers to financial institutions was 89 days.

16.	Loans and financing

	Currency	Contractual interest rate - %	Effective interest rate - %	Maturity		03.31.2023	12.31.2022
Other currencies:
Guaranteed Notes	US$	5.05% to 6.95% p.a.	5.05% to 7.42% p.a.	2028		2,627.3	2,643.2
Working capital		4.35% to 4.50% p.a.	4.35% to 4.50% p.a.	2030		24.6	24.4
		Libor 1M + 1.30% p.a.	Libor 1M + 1.30% p.a.	2023		8.6	8.4
	US$	5.49%	5.49%	2027	(i)	400.40	-
		5.92%	6.15%	2026		30.00	-
		SOFR + 0.75%	SOFR + 3.02%	2029		50.8	50.2
		SOFR + 0.50%	SOFR + 3.24%	2025		23.2	-
		Libor 6M + 2.60% p.a.	Libor 6M + 2.60% p.a.	2027		100.2	101.9
		Libor 1M + 1.40% p.a.	Libor 1M + 1.40% p.a.	2023		-	1.1
	Euro	Euribor 12 M + 1.3080% p.a	Euribor 12 M + 1.3080% p.a	2026		3.4	4.4
		3.02% p.a. to 5.05% p.a.	3.02% p.a. to 5.05% p.a.	2024		30.3	26.9
Export financing	US$	Libor 3 M + 1.76% p.a.	Libor 3 M + 1.76% p.a.	2024	(ii)	-	301.3
Property. plant and equipment	US$	SIFMA	SIFMA	2035		20.9	21.1
Others	US$	10.5% p.a.	10.5% p.a.	2028		10.0	10.0

						3,329.7	3,192.9

In local currency:
Working capital	R$	CDI + 2.60% p.a.	CDI + 2.60% p.a.	2026		4.0	4.0
Project development		3.5% p.a.	3.5% p.a.	2023		4.4	6.3

						8.4	10.3

Total						3,338.1	3,203.2

Current portion						301.0	308.5
Non-current portion						3,037.1	2,894.7

(i) In March 2023, BNDES granted a loan of USD 400 million to finance Embraer’s working capital for exports. This transaction refers to the loan contract signed in December 2022.

(ii) In January 2023, the Company fully settled this loan.

Embraer S.A.

Notes to the unaudited condensed consolidated interim financial information

In millions of U.S. dollars, unless otherwise indicated.

The changes in loans and financing were as follows:

	03.31.2023	12.31.2022
Opening balance	3,203.2	4,026.9
Principal addition	659.8	146.6
Interest addition	42.7	182.1
Principal payment	(510.1)	(961.8)
Interest payment	(58.5)	(183.7)
Foreign exchange	1.0	11.1
Liabilities held for sale	-	(18.0)

Total	3,338.1	3,203.2

The changes in lease liabilities were as follows:

	03.31.2023	12.31.2022
Opening balance	71.0	63.8

Additions	6.2	22.5
Disposals	(0.4)	(2.8)
Interest expense	1.0	4.2
Payments	(3.4)	(11.8)
Translation adjustments	(3.1)	(4.9)

Total	71.3	71.0

Current portion	12.2	12.0
Non-current portion	59.1	59.0

As of March 31, 2023, the maturity schedules of the long-term financing are:

Year
2024	24.3
2025	979.4
2026	43.4
Thereafter 2026	1,990.0

3,037.1

16.1 Interest and guarantees

As of March 31, 2023, loans denominated in dollar (98.74% of the total) are mainly subject to floating interest rates. The weighted average rate was 5.75% p.a. (5.39% p.a. on December 31, 2022).

As of March 31, 2023, loans denominated in reais (0.25% of the total) are subject to the interest based on CDI, Índice Nacional de Preços ao Consumidor Amplo (“IPCA”), and fixed rate. The weighted average rate was 9.69% p.a. (8.31% p.a. on December 31, 2022).

As of March 31, 2023, loans denominated in euros (1.01% of the total) had a weighted average rate of 3.74% p.a. (2.75% p.a. on December 31, 2022).

As of March 31, 2023, real estate, machinery, equipment, commercial pledges, and bank guarantees totaling USD 521.3 were provided as collateral for loans (USD 452.9 on December 31, 2022).

Embraer S.A.

Notes to the unaudited condensed consolidated interim financial information

In millions of U.S. dollars, unless otherwise indicated.

17.	Other payables

	03.31.2023	12.31.2022
Provisions related to payroll	116.9	100.7
Provision for employee profit sharing	67.9	51.3
Long-term incentive	57.0	34.0
Other accounts payable	37.4	33.6
Non-controlling purchase options - Tempest (i)	21.0	31.0
Non-controlling purchase options - EVE	30.0	30.0
Mutual with jointly controlled operation	27.1	26.8
Contractual obligations	20.7	22.3
Commission payable	11.1	16.0
Insurance	6.2	6.1
Training simulator	7.7	5.9
Recourse and non-recourse debt	4.5	5.8
Accounts payable from financial guarantees	-	3.0
Brazilian air force	3.7	2.6
Facility accounts payable	2.4	1.9

	413.6	371.0

Current portion	368.1	319.9
Non-current portion	45.5	51.1

(i) This reduction is attributed to the exercise of put options by EDSP, as mentioned in Note 2.2.

18.	Taxes and payroll charges payable

	03.31.2023	12.31.2022
INSS (social security contribution) (i)	33.3	30.9
IRRF (withholding tax)	7.1	11.8
PIS and COFINS	0.6	2.0
IPI (manufacturing tax)	0.8	0.7
FGTS (government employee severance indemnity fund)	2.8	3.9
Others	8.1	11.1

	52.7	60.4

Current portion	32.3	47.2
Non-current portion	20.4	13.2

(i) It consists substantially to:

• The Company is challenging in court the levy of social contributions on the prior notice, 1/3 of vacation among other indemnity amounts. The partial success was confirmed in November 2017. In March 2023, the Supreme Federal Court (“STF”) declared the collection of social contributions on 1/3 of vacation is constitutional. Therefore, the Company had its injunction repealed. For the purpose of awaiting the modulation of the effects of the decision, the Company filed an Extraordinary Appeal with the STF and made a judicial deposit of USD 8.4 in April 2023. As of March 31, 2023, the amount involved and provisioned is USD 14.2 (USD 13.0 on December 31, 2022).

• The Company has a discussion to ensure the right not to pay social security contributions according to the system established by Law 12,546/2011 during the month of July 2017. As of March 31, 2023, the amount involved and provisioned is USD 6.1 (USD 5.7 on December 31, 2022).

Embraer S.A.

Notes to the unaudited condensed consolidated interim financial information

In millions of U.S. dollars, unless otherwise indicated.

19.	Income taxes

19.1 Deferred income tax

The components of deferred tax assets and liabilities are as follows:

	03.31.2023	12.31.2022
Temporarily non-deductible provisions (i)	66.1	111.8
Tax loss carryforwards	72.8	16.6
Functional currency effect of the non monetary assets	(391.2)	(428.8)
Gains not realized from sales of the Company to subsidiaries	25.5	20.8
Effect of differences by fixed asset	(44.0)	(39.0)
Other differences between basis: account x tax (ii)	(8.2)	(3.9)

Deferred tax assets (liabilities), net	(279.0)	(322.5)

Total deferred tax asset	49.7	48.1
Total deferred tax liability	(328.7)	(370.6)

(i) Revenues and expenses temporarily non-deductible include accounting provisions, foreign exchange rate gains or losses included in income tax calculation when cash-settled and other differences which will be included or excluded in income tax calculation when realized for fiscal purposes.

(ii) It refers to differences between the accounting and tax bases of assets and liabilities, such as adjustments to contract revenues, borrowing costs, impairment, among others.

The changes in deferred income taxes were as follows:

	From the	Other
	statement of	comprehensive
	income	income	Total
At December 31, 2021	(458.9)	50.7	(408.2)

Temporarily non-deductible provisions	(43.5)	—	(43.5)
Tax loss carryforwards	9.5	—	9.5
Functional currency effect of the non-monetary assets	100.3	—	100.3
Gains not realized from sales of Parent Company to subsidiaries	6.1	—	6.1
Effect of differences by fixed asset	(17.6)	—	(17.6)
Other differences between basis: account x tax	32.0	(1.1)	30.9

At December 31, 2022	(372.1)	49.6	(322.5)

Temporarily non-deductible provisions	(45.7)	—	(45.7)
Tax loss carryforwards	56.2	—	56.2
Functional currency effect of the non-monetary assets	37.6	—	37.6
Gains not realized from sales of Parent Company to subsidiaries	4.7	—	4.7
Effect of differences by fixed asset	(5.0)	—	(5.0)
Other differences between basis: account x tax	(4.7)	0.4	(4.3)

At March 31, 2023	(329.0)	50.0	(279.0)

19.2 Recoverability of deferred tax assets

As of March 31, 2023, the Company did not recognize deferred tax assets in the total amount of USD 81.1 (USD 1.2 of temporary differences and USD 79.9 of tax losses carryforwards).

As of December 31, 2022, the deferred tax assets not recognized summed USD 79.2 (USD 0.9 of temporary differences and USD 78.3 of tax losses carryforwards).

Embraer S.A.

Notes to the unaudited condensed consolidated interim financial information

In millions of U.S. dollars, unless otherwise indicated.

19.3 Reconciliation of income tax expense

	03.31.2023	03.31.2022
Loss before income tax	(103.2)	(81.0)

Income tax and social contribution at the nominal Brazilian enacted tax rate - 34%	35.1	27.5

Functional currency effect of the non-monetary assets	40.8	235.3
Research and development tax incentives	0.3	0.1
Equity in the earnings of subsidiaries	0.1	0.3
Fiscal assets (non recognized)	(10.8)	(6.3)
Tax rate difference	6.0	14.1
Other differences between accounting and fiscal basis	(41.0)	(220.7)

	(4.6)	22.8

Income tax and social contribution income (expense) benefit as reported	30.5	50.3

Current income tax and social contribution expense as reported	(12.6)	(2.6)
Deferred income tax and social contribution income (expense) benefit as reported	43.1	52.9

Effective rate	-29.6%	-62.1%

20.	Provisions and contingencies

20.1 Provisions

	03.31.2023	12.31.2022
Product warranties	75.8	77.6
Provisions for labor, taxes and civil (i)	61.8	58.6
Taxes	47.8	44.6
Post retirement benefits	38.0	36.1
Provision of third-party materials	25.9	25.3
Environmental provision	1.5	0.4
Others	30.8	34.1

	281.6	276.7

Current portion	124.9	126.5
Non-current portion	156.7	150.2

(i) Provisions for labor, tax or civil claims, as shown in the table below (Note 20.1.1).

The changes in provisions are:

	Product warranties	Provisions labor, taxes and civil	Post retirement benefits	Taxes	Environment provision	Provision of third-party materials	Others	Total

At December 31, 2021	77.5	53.7	39.4	36.6	0.7	-	21.5	229.4

Additions	35.6	6.2	-	29.5	0.6	25.6	12.6	110.1
Interest	-	7.2	3.5	-	-	-	-	10.7
Used/payments	(20.9)	(5.8)	-	(23.9)	(1.1)	-	-	(51.7)
Reversals	(14.9)	(2.8)	(9.4)	-	-	-	-	(27.1)
Translation adjustments	0.3	0.1	2.6	2.4	0.2	(0.3)	-	5.3

At December 31, 2022	77.6	58.6	36.1	44.6	0.4	25.3	34.1	276.7

Additions	6.7	3.1	-	2.6	1.3	0.6	-	14.3
Interest	-	1.8	0.9	-	-	-	-	2.7
Used/payments	(5.8)	(1.2)	-	(0.6)	(0.3)	-	(4.4)	(12.3)
Reversals	(2.7)	(2.1)	-	-	-	-	-	(4.8)
Translation adjustments	-	1.6	1.0	1.2	0.1	-	1.1	5.0

At March 31, 2023	75.8	61.8	38.0	47.8	1.5	25.9	30.8	281.6

Embraer S.A.

Notes to the unaudited condensed consolidated interim financial information

In millions of U.S. dollars, unless otherwise indicated.

20.1.1 Labor, tax and civil claims

	03.31.2023	12.31.2022
Tax related
IRRF	8.8	8.3
PIS and COFINS	2.6	2.8
Social security contributions	1.9	1.8
Import taxes	0.7	0.6
Others	6.8	6.5

	20.8	20.0
Labor related
Plurimas 461/1379	0.7	0.6
Class action 1379/1991	7.9	7.6
Reintegration	13.3	11.3
Overtime	5.2	5.0
Dangerousness	2.4	2.4
Insalubrity	0.3	0.2
Indemnity	4.4	4.2
Third parties	2.6	3.0
Others	3.8	4.1

	40.6	38.4
Civil related
Indemnity	0.4	0.2

	0.4	0.2

	61.8	58.6

Current portion	16.4	18.7
Non-current portion	45.4	39.9

20.2 Contingencies

Contingent liabilities are amounts classified as possible losses, in accordance with the Company’s accounting policy and in the opinion of the Company’s legal department, supported by its external counsel. The Company’s main contingent liabilities are listed below:

(i) The Company has a legal dispute over the tax assessment on Accident Labor Insurance from 2003 in the amount of USD 6.5 (USD 6.3 on December 31, 2022).

(ii) The Company is involved in a legal dispute related to tax credits paid by its subsidiaries abroad amounting to USD 76.8 (USD 91.6 on December 31, 2022). The probability of loss of some items discussed in this claim changed from possible to remote. Consequently, the amount related to possible loss reduced.

(iii) The Company has a dispute on the 2007 Tax Assessment Notice regarding the validity of the provisions contained in the Normative Instruction No. 213/02, which determined the taxation of profits from abroad through the application of Brazilian rules. The dispute involves transfer pricing in loans between associates, equity method, among other. On September 1, 2010, decadence had been accepted to exclude the requirements of the first three quarters of 2002, and it was determined to carry out diligence to collect information requested by the National Treasury Attorney (Procuradoria da Fazenda Nacional - PNF). In April 2019, the judge trial was converted into diligence. The amount is USD 173.2 (USD 166.7 on December 31, 2022). Currently, the process awaits the publication of a decision in the Conselho Administrativo de Recursos Fiscais (“CARF”).

(iv) The Company has a discussion on the disallowance of credits launched in several PERDCOMPs (electronic request for reimbursement or refund and tax offset statement program in Brazil) in the amount of USD 64.2 (USD 69.8 on December 31, 2022). In 2023, as a result of the change in loss prognostics for the cases of collection of isolated fines, the amounts discussed were reduced.

Embraer S.A.

Notes to the unaudited condensed consolidated interim financial information

In millions of U.S. dollars, unless otherwise indicated.

(v) The Company is discussing administratively and judicially the disallowance of appropriation of extemporaneous PIS/COFINS credits, this discussion is guaranteed by surety bond in the amount of USD 6.5 and at the administrative level the value of the discussion is USD 3.9 (USD 3.1 on December 31, 2022).

(vi) The Company is discussing the non-approval of offsetting PIS/COFINS Import credits arising from a final and unappealable court decision, totaling the historic amount of USD 11.4, the amount under discussion is USD 20.2 (USD 19.2 on on December 31, 2022).

(vii) Other tax lawsuits in the amount of USD 2.2 (USD 1.5 on December 31, 2022). This topic includes discussions on IRRF (divergence of DCTF x DIRF) and INSS requirement on stock option.

(viii) The Company has a legal discussion in Tax Enforcement questioning the requirement of the ICMS (Tax on Commerce and Services) for the period from April/2017 to October/2017, the value of the discussion is USD 7.4 (USD 7.1 on December 31, 2022).

(ix) The Company has an administrative discussion whose object of the AIIM (Deficiency Notice) is related to the requirement of ISS (Tax on Services) by the municipality of São José dos Campos/SP, supposedly due in the performance of after-sales services, whose value of the discussion is USD 67.3 (USD 63.1 on December 31, 2022).

(x) The Company has contingent liabilities related to several labor claims amounting to USD 24.1 (USD 24.0 on December 31, 2022).

20.3 SEC/DOJ and Brazilian public prosecutor’s investigations

In October 2016, the Company entered into definitive agreements with the United States and Brazilian authorities for the resolution of criminal and civil violations of the United States (Foreign Corrupt Practices Act of 1977 or FCPA) and for the resolution of allegations regarding violations of certain Brazilian laws in four aircraft transactions outside Brazil between 2007 and 2011.

In February 2017, the Company entered into an Exoneration Agreement with the Mozambican authorities for collaboration with the investigations in that country and under which there are no financial obligations for Embraer.

In July 2018, the Company and the Attorney General’s Office of the Dominican Republic entered into a collaboration agreement whereby the Company undertook to collaborate with the investigations in that country.

Several individuals and entities are defendants in a criminal case in India related to the sale by Embraer of three aircraft AEW EMB-145 to the Indian Defense Research & Development Organization. Such transaction has been investigated and its results have been the subject of the aforesaid settlement agreement between Embraer and the Brazilian and U.S. authorities in 2016. Embraer and ECC Investment Switzerland AG are parties to this criminal case and have been served in November of 2021.

The Company is not aware of other procedures that relate to the scope of the agreements entered into with the United States and the Brazilian authorities in 2016. As of March 31, 2023, the Company believes that there is no adequate basis for estimating provisions or quantifying possible contingencies related to other procedures and developments mentioned herein.

20.4 Arbitration Proceedings - The Boeing Company (“Boeing”)

Embraer is pursuing all appropriate remedies against Boeing for damages suffered by Embraer due to wrongful termination and violation of the Master Transaction Agreement and Contribution Agreement by Boeing, including by means of arbitration proceedings initiated by both sides in connection with the termination of the Master Transaction Agreement and/or the Contribution Agreement by Boeing. There are no guarantees with respect to the timing or outcome of arbitration proceedings or any remedies that Embraer may receive or loss that Embraer may suffer as a result of or in connection with such arbitration proceedings.

Embraer S.A.

Notes to the unaudited condensed consolidated interim financial information

In millions of U.S. dollars, unless otherwise indicated.

21.	Financial instruments

21.1 Financial instruments by category

		03.31.2023
	Note	Amortized cost	Fair value through other comprehensive income	Fair value through profit or loss	Total
Assets
Cash and cash equivalents	3	1,156.4	-	-	1,156.4
Financial investments	4	370.5	495.0	178.5	1,044.0
Trade accounts receivable, net	5	199.8	-	-	199.8
Customer and commercial financing	7	106.2	-	-	106.2
Derivative financial instruments	6	-	-	14.1	14.1
Other Assets		62.9	-	-	62.9

		1,895.8	495.0	192.6	2,583.4

Liabilities
Loans and financing	16	3,333.7	-	4.4	3,338.1
Trade accounts payable	14	814.7	-	-	814.7
Trade accounts payable supplier finance	15	29.2	-	-	29.2
Other payables	17	392.6	21.0	-	413.6
Lease liability	16	71.3	-	-	71.3
Derivative financial instruments	6	-	-	102.2	102.2
Other liabilities		178.5	-	-	178.5

		4,820.0	21.0	106.6	4,947.6

		12.31.2022
	Note	Amortized cost	Fair value through other comprehensive income	Fair value through profit or loss	Total
Assets
Cash and cash equivalents	3	1,816.9	-	-	1,816.9
Financial investments	4	350.5	194.7	119.2	664.4
Trade accounts receivable, net	5	205.2	-	-	205.2
Customer and commercial financing	7	101.2	-	-	101.2
Derivative financial instruments	6	-	-	11.1	11.1
Other Assets		60.3	-	-	60.3

		2,534.1	194.7	130.3	2,859.1

Liabilities
Loans and financing	16	3,196.8	-	6.4	3,203.2
Trade accounts payable	14	739.5	-	-	739.5
Trade accounts payable supplier finance	15	27.5	-	-	27.5
Other payables	17	340.0	31.0	-	371.0
Lease liability	16	71.0	-	-	71.0
Derivative financial instruments	6	-	-	97.5	97.5
Other liabilities		172.8	-	-	172.8

		4,547.6	31.0	103.9	4,682.5

21.2 Fair value of financial instruments

The Company considers “fair value” to be the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price).

The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.

Embraer S.A.

Notes to the unaudited condensed consolidated interim financial information

In millions of U.S. dollars, unless otherwise indicated.

The fair value of the Company’s financial assets and liabilities was determined using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to generate estimates of fair values. Consequently, the estimates presented below are not necessarily indicative of the amounts that might be realized in the current market exchange. The use of different assumptions and/or methodologies could have a material effect on the estimated realizable values.

The carrying amounts of cash, financial investments, accounts receivable, contract assets, customer and commercial financing, other financial assets and current liabilities approximate their fair values.

The following methods were used to estimate the fair value of each category of financial instrument for which it is possible to estimate the fair value:

Financial investments: The fair value of securities is estimated by the discounted cash flow methodology. For investments in corporate bonds, the unit price on the last trading day at the end of the reporting period is multiplied by the amount invested.

Loans and financing: The fair value of bonds is the unit price on the last trading day at the end of the reporting period multiplied by the quantity issued.

For other loans and financing, fair value is based on the amount of contractual cash flows and the discount rate used is based on the rate for contracting a new transaction in similar conditions or in the lack thereof, on the future curve for the flow of each obligation.

Warrants (which were classified as derivative financial instruments in liabilities): The measurement of the fair value of the stock purchase options depends on which option modality is issued, and can be an option traded on the market. In this way, its fair value is calculated from the unit price of this option, multiplied by the amount of options, alternatively, when not traded on the market, its fair value is calculated using methodology based on the Black-Scholes pricing model.

The Company classifies the fair value balances based on the observable inputs. The three levels of the fair value hierarchy are as follows:

Level 1 - quoted prices are available in active markets for identical assets or liabilities at the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Level 1 primarily consists of financial instruments such as exchange-traded derivatives and listed equities.

Level 2 - pricing inputs other than quoted prices in active markets included in level 1, which are either directly or indirectly observable as of the reporting date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors, and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Substantially all these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Instruments in this category include non-exchange traded derivatives such as swaps or over-the-counter forwards and options.

Level 3 - pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in Management’s best estimate of fair value. At each reporting date, the Company performs an analysis of all instruments and includes in Level 3 all of those whose fair value is based on significant unobservable inputs. Changes in the fair value of financial instruments classified as Level 3 are recognized in profit or loss for the year.

The Company’s assessment of the significance of an input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

Embraer S.A.

Notes to the unaudited condensed consolidated interim financial information

In millions of U.S. dollars, unless otherwise indicated.

There were no changes in the fair value methodology of the financial instruments and, therefore, there were no transfers between levels.

The following table lists the Company’s financial assets and liabilities by level within the fair value hierarchy.

	03.31.2023
	Note	Level 1	Level 2	Level 3	Total fair value	Amortized cost of the other financial instruments	Book value
Assets
Cash and cash equivalents	3	-	-	-	-	1,156.4	1,156.4
Financial investments	4	-	573.4	100.1	673.5	370.5	1,044.0
Trade accounts receivable, net	5	-	-	-	-	199.8	199.8
Customer and commercial financing	7	-	-	-	-	106.2	106.2
Derivative financial instruments	6	-	14.1	-	14.1	-	14.1
Other assets		-	-	-	-	62.9	62.9

		-	587.5	100.1	687.6	1,895.8	2,583.4

Liabilities
Loans and financing	16	-	4.4	-	4.4	3,333.7	3,338.1
Trade accounts payable	14	-	-	-	-	814.7	814.7
Trade accounts payable supplier finance	15	-	-	-	-	29.2	29.2
Other payables	17	-	-	21.0	21.0	392.6	413.6
Lease liability	16	-	-	-	-	71.3	71.3
Derivative financial instruments	6	11.7	90.5	-	102.2	-	102.2
Other liabilities		-	-	-	-	178.5	178.5

		11.7	94.9	21.0	127.6	4,820.0	4,947.6

	12.31.2022
	Note	Level 1	Level 2	Level 3	Total fair value	Amortized cost of the other financial instruments	Book value
Assets
Cash and cash equivalents	3	-	-	-	-	1,816.9	1,816.9
Financial investments	4	-	217.4	96.5	313.9	350.5	664.4
Trade accounts receivable, net	5	-	-	-	-	205.2	205.2
Customer and commercial financing	7	-	-	-	-	101.2	101.2
Derivative financial instruments	6	-	11.1	-	11.1	-	11.1
Other assets		-	-	-	-	60.3	60.3

		-	228.5	96.5	325.0	2,534.1	2,859.1

Liabilities
Loans and financing	16	-	6.4	-	6.4	3,196.7	3,203.2
Trade accounts payable	14	-	-	-	-	739.5	739.5
Trade accounts payable supplier finance	15	-	-	-	-	27.5	27.5
Other payables	17	-	-	31.0	31.0	340.0	371.0
Lease liability	16	-	-	-	-	71.0	71.0
Derivative financial instruments	6	7.7	89.8	-	97.5	-	97.5
Other liabilities		-	-	-	-	172.8	172.8

		7.7	96.2	31.0	134.9	4,547.5	4,682.5

The fair value measurements of Republic shares (assets), refer to Note 4, and Tempest Put Options (liabilities), refer to Note 21, were classified as level 3 in the valuation method used. This method is the discounted cash flow, which considers the present value of the free cash flows expected to be generated by the evaluated company, considering a terminal value that is calculated based on a perpetuity with a certain cash flow growth. Free cash flows are discounted at a rate calculated by the weighted average capital cost (“WACC”).

The unobservable inputs are:

1. Cash flow growth rate in perpetuity;

2. Discount rate (WACC).

Embraer S.A.

Notes to the unaudited condensed consolidated interim financial information

In millions of U.S. dollars, unless otherwise indicated.

The table below shows the reconciliation of the opening balance and the closing balance of level 3 fair values:

	Fair value of financial instruments using significant unobservable inputs (level 3)
	Assets	Liabilities
At 12.31.2021	94.9	17.1

Changes in fair value	0.8	12.8
Exchange variation	0.8	1.1

At 12.31.2022	96.5	31.0

Changes in fair value	3.7	5.9
Exchange variation	(0.1)	(15.9)

At 03.31.2023	100.1	21.0

21.3 Financial risk management policy

The Company has and follows a risk management policy, which involves the diversification of transactions and counterparties, with the objective of identifying the risks related to the financial transactions, as well as the operational directives related to these financial transactions. The policy provides for regular monitoring and management of the nature and general situation of the financial risks in order to assess the results and the financial impact on cash flows. The credit limits and risk rating of the counterparties are also reviewed periodically.

The Company’s risk management policy is part of the financial management policy established by the Executive Directors and approved by the Board of Directors and provides for monitoring by a Financial Management Committee. Under this policy, the market risks are mitigated when there are no offsetting elements in the Company’s operations and when it is considered necessary to support the corporate strategy. The Company’s internal control procedures provide for consolidated monitoring and supervision of the financial results and of the impact on cash flows.

The Financial Management Committee assists the Financial Department in examining and reviewing information in relation to the economic scenario and its potential impact on the Company’s operations, including significant risk management policies, procedures, and practices.

The financial risk management policy includes the use of derivative financial instruments to mitigate the effects of interest rate fluctuations and to reduce the exposure to exchange rate risk. The use of these instruments for speculative purposes is forbidden.

21.3.1 Capital management

The Company uses capital management to ensure the continuity of its investment program and offer a return to its shareholders and benefits to its stakeholders and maintain an optimized capital structure to reduce costs.

The Company may review its dividends payment policy, pay back capital to the shareholders, issue new shares or sell assets to maintain or adjust its capital structure (to reduce indebtedness, for instance).

Liquidity and the leverage level are monitored to mitigate refinancing risk and to maximize the return to the shareholders. The ratio between the liquidity and the return to the shareholders may be changed pursuant to the assessment of the Board of Directors.

21.3.2 Credit risk

Credit risk is the risk of a counterparty to a transaction not meeting an obligation established in a financial instrument, or in the negotiation of sales to customers, leading to a financial loss. The Company is exposed to credit risk in its operational activities, cash held in banks and other investments in financial instruments held in financial institutions.

Embraer S.A.

Notes to the unaudited condensed consolidated interim financial information

In millions of U.S. dollars, unless otherwise indicated.

• Cash and cash equivalents and financial investments

The credit risk of cash and cash equivalents and financial investments which is managed by the Financial Department is in accordance with the risk management policy. The credit limit of counterparties is reviewed daily in order to not to exceed the limits established mitigating possible losses generated by the bankruptcy of a counterparty, as well as transactions are carried out with counterparties with investment grade by risk rating agencies (Fitch, Moody’s e Standard and Poor’s). The Financial Management Committee assists the Financial Department in examining and reviewing operations with counterparties.

• Trade accounts receivable and contract assets with customers

The Company may incur losses on accounts receivable arising from invoicing of spare parts and services to customers. To reduce the credit risk associated with installment sales, the respective credit risk analysis is carried out which considers qualitative aspects, which include the experience of past transactions and quantitative aspects, when applicable, based on financial information. Any increased risk and/ or late payment by the customer may impact the continuity of the supply of parts and services, which may make it impossible for the aircraft to operate.

The Company applies the simplified approach to the measurement of expected credit losses on trade accounts receivable, net (Note 5).

In order to calculate the expected credit losses, receivables are grouped by the period the items are outstanding, and an expected loss factor is applied based on actual credit loss experiences of each past period, which gradually increases as long as the receivable remains outstanding in the portfolio. For receivables not overdue, the expected credit loss is calculated using the past 10 years’ experience of losses and monitoring of forwarding trends. As of March 31, 2023, the initially expected loss factor under the methodology was 2.2% (1.8% on December 31, 2022), except for the Commercial Aviation Segment.

For Commercial Aviation customers, the Company applied economy trends and customers data based of the main rating agencies in order to estimate the expected credit losses over the short-term receivables of such segment during the crisis and defined the expected loss factor in the period to 7.3% (7.6% on December 31, 2022). Customers with a significant increase in credit risk in the period (under judicial recovery measures or bankruptcy processes), were subject to a case-by-case analysis and an additional provision was recognized based on the Management’s best estimate.

Contract assets refer to contracts in progress that have not been billed, mainly related to development contracts recognized over time in the Defense & Security segment.

The credit risk characteristic of the Company’s customers is different for the Defense & Security segment since the counterparties refer only to government entities and agencies. The risk in this case is associated with the sovereign risk of each country, especially Brazil, as well as with the continuity of strategic projects under development, for which the Company usually has the enforceable right to receive for the performance completed to date. The Company historically has not presented losses in the trade accounts receivable and contract assets balances with these counterparties.

Trade accounts receivable and contract assets are written off when there is no reasonable expectation of recovery. Indications include, among other things, the inability of the debtor to participate in a plan to renegotiate its debt or possible legal actions have been exhausted.

21.3.3 Liquidity risk

This is the risk of the Company not having enough funds to honor its financial commitments as a result of a mismatch of terms or volumes of estimated receipts and payments.

Embraer S.A.

Notes to the unaudited condensed consolidated interim financial information

In millions of U.S. dollars, unless otherwise indicated.

Projections and assumptions are established to manage the liquidity of cash in dollars and reais, in accordance with the financial management policy, based on contracts for future disbursements and receipts, and monitored periodically by the Company.

The following table provides additional information related to financial liabilities as of March 31, 2023, undiscounted cash flows and their respective maturities.

When applicable, it demonstrates the outstanding principal and interest if applicable at the maturity dates. In the case of fixed rate liabilities, interest expense was calculated based on the rate established in each debt contract. Interest expense on floating rate liabilities was calculated based on a market forecast for each period.

	Cash Flow	Less than one year	One to three years	Three to five years	More than five years
At March 31, 2023
Loans and financing	4,023.6	359.7	1,370.4	1,083.9	1,209.6
Trade accounts payable	814.7	814.7	-	-	-
Trade accounts payable - Supplier finance	29.2	29.2	-	-	-
Lease Liability	71.3	12.2	22.6	14.0	22.5
Other liabilities	178.7	3.0	163.5	10.3	1.9
Other payables	413.5	368.5	15.4	28.4	1.2
Derivative financial instruments	102.3	61.0	-	41.3	-

Total	5,633.3	1,648.3	1,571.9	1,177.9	1,235.2

21.3.4 Market risk

Interest rate risk

This risk arises from the possibility of the Company incurring losses on the fluctuation of floating interest rates, which might increase financial expenses of financial liabilities, and/or decrease financial income of financial assets, as well as negatively impacting the fair value of financial assets measured as at fair value. The amounts of the consolidated interim financial statements most affected by interest rate risks are:

• Cash equivalents and financial investments: the Company’s policy for managing the risk of fluctuations in interest rates on financial investments is to maintain a system to measure market risk, which consists of an aggregate analysis of variety of risk factors that might affect the return of those investments.

• Loans and financing: the Company monitor financial markets with the purpose of evaluating hedge structures (derivative instruments) in compliance with the financial and risk management policy to protect its exposure risks of volatility in foreign currency and interest rates.

As of March 31, 2023, the Company’s cash equivalents, financial investments and loans and financing were indexed as follows:

Without derivative effect	Pre-fixed		Post-fixed		Total
	Amount	%	Amount	%	Amount	%
Cash, cash equivalents and financial investments	2,108.7	95.83%	91.7	4.17%	2,200.4	100.00%
Loans and financing	3,126.8	93.67%	211.3	6.33%	3,338.1	100.00%

With derivative effect	Pre-fixed		Post-fixed		Total
	Amount	%	Amount	%	Amount	%
Cash, cash equivalents and financial investments	2,108.7	95.83%	91.7	4.17%	2,200.4	100.00%
Loans and financing	3,136.3	93.95%	201.8	6.05%	3,338.1	100.00%

Embraer S.A.

Notes to the unaudited condensed consolidated interim financial information

In millions of U.S. dollars, unless otherwise indicated.

As of March 31, 2023, the Company’s cash equivalents, and variable interest rate loans and financing were indexed as follows, considering the contractual cash flows (without derivative effect) and the cash flows changed due to interest rate swaps (with derivative effect):

	Without derivative effect		With derivative effect
	Amount	%	Amount	%
Cash equivalents and financial investments	91.7	100.00%	91.7	100.00%
CDI	91.7	100.00%	91.7	100.00%

Loans and financing	211.2	100.00%	201.7	100.00%
Libor	108.8	51.52%	95.0	47.09%
CDI	4.0	1.89%	8.3	4.12%
SIFMA	20.9	9.90%	20.9	10.36%
EURIBOR	3.4	1.61%	3.4	1.69%
SOFR	74.1	35.08%	74.1	36.74%

Foreign exchange rate risk

The Company’s operations most exposed to foreign exchange gains/losses are those denominated in reais (labor costs, tax issues, local expenses, and financial investments) as well as investments in subsidiaries in currencies other than the dollar.

The Company policy for protection against foreign exchange risks on assets and liabilities is mainly based on seeking to maintain a balance between assets and liabilities indexed in each currency and management of foreign currency purchases and sales to ensure that, on the realization of the transactions contracted, this natural hedge will occur. This policy minimizes the effect of exchange rate changes on assets and liabilities already contracted but does not protect against the risk of fluctuations in future results due to appreciation or depreciation of the real that can, when measured in dollars, result in an increase or reduction in the portion of costs denominated in reais.

Under certain market conditions, the Company may protect itself against potential future mismatches of expenses and revenues denominated in foreign currency, to minimize the effects of future exchange variations on the statement of income.

Efforts to minimize the foreign exchange risk for rights and liabilities denominated in currencies other than the functional currency may involve transactions with derivatives, such as swaps, exchange options and Non-Deliverable Forwards.

Embraer S.A.

Notes to the unaudited condensed consolidated interim financial information

In millions of U.S. dollars, unless otherwise indicated.

As of March 31, 2023, the Company had the following amounts of financial assets and liabilities denominated in several currencies:

	03.31.2023	12.31.2022
Loans and financing
Brazilian reais	8.4	10.3
U.S. dollars	3,296.0	3,161.6
Euro	33.7	31.3

	3,338.1	3,203.2

Trade accounts payable
Brazilian reais	80.0	89.9
U.S. dollars	686.1	602.3
Euro	45.7	44.9
Other currencies	2.9	2.4

	814.7	739.5

Trade accounts payable - Supplier finance
Brazilian reais	7.6	7.6
U.S. dollars	21.6	19.9

	29.2	27.5

Total (1)	4,182.0	3,970.2

Cash and cash equivalents and financial investments
Brazilian reais	93.7	131.3
U.S. dollars	2,087.8	2,283.9
Euro	15.0	62.0
Other currencies	3.9	4.1

	2,200.4	2,481.3

Trade accounts receivable:
Brazilian reais	18.3	96.9
U.S. dollars	163.6	82.5
Euro	17.9	25.4
Other currencies	-	0.4

	199.8	205.2

Total (2)	2,400.2	2,686.5

Net exposure (1 - 2):
Brazilian reais	(16.0)	(120.4)
U.S. dollars	1,752.3	1,417.4
Euro	46.5	(11.2)
Other currencies	(1.0)	(2.1)

The Company has other financial assets and liabilities that are also influenced by foreign exchange variations that are not included in the table above. These are used to minimize exposure to the currencies presented.

21.3.5 Sensitivity analysis

In order to present positive and negative variations of 25% and 50% in the risk variable considered, a sensitivity analysis of the financial instruments, including derivatives, is presented below describing the effects on the monetary and foreign exchange variations on the financial income and expenses, as well as in the shareholders’ equity, determined on the balances recorded on March 31, 2023, in the event of such variations in the risk component.

Embraer S.A.

Notes to the unaudited condensed consolidated interim financial information

In millions of U.S. dollars, unless otherwise indicated.

However, statistical simplifications were made in isolating the variability of the risk factors in question. Consequently, the following estimates do not necessarily represent the amounts that might be determined in future consolidated financial statements or condensed consolidated interim financial information. The use of different hypotheses and/or methodologies could have a material effect on the estimates presented as following.

21.3.6 Methodology

Considering the assumption that balances remain constant as compared to March 31, 2023, the Company calculates the interest and exchange variation differential for each of the projected scenarios.

The assessment of the amounts exposed to interest rate risk considers only the risks for the condensed consolidated interim financial information, therefore operations subject to fixed interest rates were not included. The probable scenario is supported by an average of market projections, observed through Bloomberg, for the related financial indexes and rates in a period of up to 3 months from reporting date, and positive and negative variations of 25% and 50% were applied to the indexes and rates in force as of the reporting date.

In the sensitivity analysis of derivative contracts, positive and negative variations of 25% and 50% were applied to the market yield curve (as observed in B3) as of the reporting date.

21.3.7 Interest risk factor

			Additional variations in book balances (*)
	Risk factor	Amounts exposed at 03.31.2023	-50%	-25%	Probable scenario	+25%	+50%
Cash equivalents and financial investments	CDI	91.7	(6.2)	(3.1)	-	3.2	6.3
Loans and financing	CDI	(4.0)	0.3	0.1	-	(0.1)	(0.3)

Net impact	CDI	87.7	(5.9)	(3.0)	-	3.1	6.0

Loans and financing	LIBOR	(108.8)	2.9	1.4	-	(1.4)	(2.9)

Net impact	LIBOR	(108.8)	2.9	1.4	-	(1.4)	(2.9)

Loans and financing	TJLP	(20.9)	0.4	0.2	-	(0.2)	(0.4)

Net impact	TJLP	(20.9)	0.4	0.2	-	(0.2)	(0.4)

Loans and financing	EURIBOR	(3.4)	0.1	-	-	-	(0.1)

Net impact	EURIBOR	(3.4)	0.1	-	-	-	(0.1)

Loans and financing	SOFR	(74.1)	1.4	0.6	(0.3)	(1.2)	(2.0)

Net impact	SOFR	(74.1)	1.4	0.6	(0.3)	(1.2)	(2.0)

Rates considered	CDI	13.65%	6.85%	10.28%	13.70%	17.13%	20.55%
Rates considered	LIBOR 6M	5.27%	2.64%	3.96%	5.28%	6.60%	7.92%
Rates considered	TJLP	7.20%	3.69%	5.53%	7.37%	9.21%	11.06%
Rates considered	IPCA	4.49%	1.98%	2.98%	3.97%	4.96%	5.95%
Rates considered	SOFR	4.30%	2.35%	3.52%	4.70%	5.87%	7.04%
Rates considered	Euribor	3.04%	1.52%	2.28%	3.04%	3.80%	4.56%
Rates considered	SIFMA	3.97%	1.99%	2.98%	3.97%	4.96%	5.96%

(*) The positive and negative variations of 25% and 50% were applied on the rates

21.3.8 Foreign exchange risk factor

			Additional variations in book balances (*)
	Risk factor	Amounts exposed at 03.31.2023	-50%	-25%	Probable scenario	+25%	+50%
Assets		447.2	218.3	103.9	(10.5)	(125.0)	(239.5)

Cash, cash equivalents and financial investments	R$	93.7	45.7	21.8	(2.2)	(26.2)	(50.2)
Other assets	R$	353.5	172.6	82.1	(8.3)	(98.8)	(189.3)

Liabilities		(412.7)	(201.9)	(96.0)	9.7	115.5	221.3

Loans and financing	R$	(8.4)	(4.5)	(2.1)	0.2	2.5	4.9
Other liabilities	R$	(404.3)	(197.4)	(93.9)	9.5	113.0	216.4

Net impact		34.5	16.4	7.9	(0.8)	(9.5)	(18.2)

Exchange rate considered		5.0804	2.6000	3.9000	5.2000	6.5000	7.8000

(*) The positive and negative variations of 25% and 50% were applied on the rates

Embraer S.A.

Notes to the unaudited condensed consolidated interim financial information

In millions of U.S. dollars, unless otherwise indicated.

21.3.9 Derivative contracts

			Additional variations in book balances (*)
	Risk factor	Amounts exposed at 03.31.2023	-50%	-25%	Probable scenario	+25%	+50%
Derivative Designated as Hedge Accounting
Interest swap - fair value hedge	CDI	0.1	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)
Hedge designated as cash flow hedge	US$/R$	7.1	60.3	24.4	(4.7)	(25.4)	(57.9)

Other derivatives
Interest swap	LIBOR	0.9	(0.8)	(0.4)	0.1	0.5	0.9
Foreign Exchange option	EUR/US$	(0.4)	(0.2)	0.9	2.0	3.1	4.2
Equity SWAP	Embraer Share Price	6.1	(13.8)	(7.4)	(0.9)	5.5	11.9
EVE Warrants	EVE Share Price	(101.8)	57.4	32.6	-	(45.2)	(104.1)

Total		(88.0)	102.8	50.0	(3.6)	(61.6)	(145.1)

Rate considered	LIBOR	5.27%	2.64%	3.96%	5.28%	6.60%	7.92%
Rate considered	CDI	13.65%	6.85%	10.28%	13.70%	17.13%	20.55%
Rate considered	US$/R$	5.0804	2.6	3.9	5.2	6.5	7.8
Rate considered	EUR/US$	1.0875	0.54	0.81	1.08	1.35	1.62

(*) The positive and negative variations of 25% and 50% were applied on the rates

21.3.10 Fair value sensitivity analysis

For the fair values of Republic shares and Tempest Put options, possibly reasonable changes as of March 31, 2023, in the significant unobservable inputs, and holding other inputs constant, would have the following effects:

•    Republic Shares

	Result
March 31, 2023	Increase	Probable Scenario	Decrease

Growth rate (25% change)	118.3	103.7	89.2
Discount rate (8% change)	65.7	103.7	148.5

•    Tempest Put options

	Result
March 31, 2023	Increase	Probable Scenario	Decrease

Growth rate (25% change)	23.1	21.1	18.1
Discount rate (8% change)	15.1	21.1	27.1

22.	Revenue

22.1 Disaggregation of revenue

• Revenue by segment and by category:

03.31.2023
	Commercial Aviation	Defense & Security	Executive Aviation	Services & Support	Other Segments	Total
Aircraft	196.3	2.5	87.1	-	-	285.9
Long-term contracts-aircraft and development	-	84.5	-	-	-	84.5
Others	2.5	-	-	4.5	0.2	7.2
Service	-	10.7	-	221.9	5.2	237.8
Spare Parts	-	-	-	99.8	1.5	101.3

Total	198.8	97.7	87.1	326.2	6.9	716.7

Embraer S.A.

Notes to the unaudited condensed consolidated interim financial information

In millions of U.S. dollars, unless otherwise indicated.

Due to the change in the operating segments (refer to Note 29), the comparative information of the preceding period presented in the table below has been recast for consistency of presentation.

03.31.2022
	Commercial Aviation	Defense & Security	Executive Aviation	Services & Support	Other Segments	Total
Aircraft	164.1	1.3	89.7	-	1.6	256.7
Long-term contracts - aircraft and development	-	48.7	-	-	-	48.7
Others	5.1	0.7	0.2	2.4	0.1	8.5
Service	-	10.4	-	200.1	5.5	216.0
Spare Parts	-	1.4	-	68.6	1.0	71.0

Total	169.2	62.5	89.9	271.1	8.2	600.9

• Revenue by segment and by geographic area:

03.31.2023
	North America	Latin America	Asia Pacific	Brazil	Europe	Others	Total
Aircraft	202.9	21.4	-	-	61.6	-	285.9
Long-term contracts - aircraft and development	0.2	-	-	27.1	57.2	-	84.5
Others	1.0	-	-	1.9	4.3	-	7.2
Service	110.2	7.7	24.2	29.4	53.4	12.9	237.8
Spare Parts	61.2	1.2	4.9	8.7	21.5	3.8	101.3

Total	375.5	30.3	29.1	67.1	198.0	16.7	716.7

Due to the change in the operating segments (refer to Note 29), the comparative information of the preceding period presented in the table below has been recast for consistency of presentation.

03.31.2022
	North America	Latin America	Asia Pacific	Brazil	Europe	Others	Total
Aircraft	178.9	-	-	1.6	76.2	-	256.7
Long-term contracts - aircraft and development	-	-	-	28.3	20.4	-	48.7
Others	5.4	-	-	0.6	2.5	-	8.5
Service	107.8	3.4	16.6	27.3	51.5	9.4	216.0
Spare Parts	41.1	3.4	5.6	5.8	12.7	2.4	71.0

Total	333.2	6.8	22.2	63.6	163.3	11.8	600.9

22.2 Contract balances, including contract costs

	03.31.2023	12.31.2022
Contract assets	569.8	506.1

Current portion	566.4	505.4
Non-current portion	3.4	0.7

Contract assets - USD 46.8 included in the contract assets position as of December 31, 2022, were billed and collected by the Company in the three-month period ended March 31, 2023. As of March 31, 2023, the expected credit losses on the contract assets amounted to USD 4.4 (USD 3.6 on December 31, 2022).

	03.31.2023	12.31.2022
Advances from customers - Aircraft and Defense long-term contracts	1,899.2	1,748.8
Deferred revenue - Parts and services	208.4	215.2

Contract liabilities	2,107.6	1,964.0

Current portion	1,580.9	1,469.0
Non-current portion	526.7	495.0

Contract liabilities – Out of the total balances of contract liabilities as of December 31, 2022, USD 221.8 were subsequently recognized as revenues in the three-month period ended March 31, 2023.

Embraer S.A.

Notes to the unaudited condensed consolidated interim financial information

In millions of U.S. dollars, unless otherwise indicated.

22.3 Performance obligations

The Company has a portfolio of firm orders (“backlog”), whose performance obligations are unsatisfied or partially satisfied. The amount of revenue allocated to performance obligations not yet satisfied (or partially satisfied) as of March 31, 2023, was USD 17.4 billion (USD 17.5 billion on December 31, 2022), out of which USD 15.7 billion is expected to be satisfied in the next 5 years (USD 15.5 billion on December 31, 2022), as estimated by the Company.

23.	Revenue (expenses) by nature

	03.31.2023	03.31.2022
As presented in the statements of income:
Revenue	716.7	600.9
Cost of sales and services	(603.0)	(480.2)
Administrative	(50.1)	(39.7)
Selling	(68.3)	(53.8)

Operating profit before financial income	(4.7)	27.2

Revenue (expenses) by nature:
Revenue from sales of goods	536.5	442.7
Revenue from sales of services	188.9	166.1
Sales deductions and tax on revenue	(8.7)	(7.9)
General manufacturing costs	(481.5)	(369.4)
Depreciation	(26.6)	(27.6)
Amortization	(19.1)	(15.0)
Personnel expenses	(144.3)	(124.1)
Selling expenses	(11.8)	(10.6)
Services provided	(20.4)	(12.8)
Other operating expenses, net	(17.7)	(14.2)

Operating profit before financial income	(4.7)	27.2

24.	Other operating expense, net

	03.31.2023	03.31.2022
Corporate projects	(9.5)	(10.4)
Restructuring expenses (i)	-	(32.2)
Taxes on other sales	(4.2)	(3.3)
Expenses system project	(3.4)	(1.2)
Aircraft maintenance and flights costs - fleet	(1.4)	(0.5)
Flight safety standards	(1.4)	(0.7)
Product modification	(0.7)	(0.5)
Training and development	(0.8)	(0.4)
Environmental provision	(1.3)	(0.5)
Disposal of production units in Évora	(3.2)	-
Other sales	3.6	2.6
Impairment of assets	-	(0.6)
Royalties	4.8	4.1
Reversal (Provision) for contingencies	(2.2)	(3.8)
Fair value changes - Republic Airways shares	3.6	-
Others	1.3	1.2

	(14.8)	(46.2)

(i) Refers to expenses incurred as part of the corporate restructuring project started in 2021 and ended in 2022 with the reintegration of Commercial Aviation, including expenses related to excess manufacturing capacity, mainly wages, during the collective vacation period that occurred in January 2022 to complete the reintegration process.

Embraer S.A.

Notes to the unaudited condensed consolidated interim financial information

In millions of U.S. dollars, unless otherwise indicated.

25.	Financial expenses, net

	03.31.2023	03.31.2022
Financial income:
Interest on cash and cash equivalents and financial investments	24.1	5.8
Interest on receivables	3.1	0.8
Taxes over financial revenue	(0.7)	(0.3)
Long-term incentives -phanton shares	-	5.6
Derivative financial instruments	-	5.3
Others	0.2	(2.7)

Total financial income	26.7	14.5

Financial expenses:
Interest on loans and financing	(45.6)	(57.1)
Warrants	(6.4)	-
IOF - (tax on financial transactions)	(4.6)	(0.3)
Interest on taxes, social charges and contributions	(1.9)	(4.1)
Financial restructuring costs	-	(15.9)
Long-term incentives -phanton shares	(17.1)	-
Others	(4.0)	(2.7)

Total financial expenses	(79.6)	(80.1)

Financial expenses, net	(52.9)	(65.6)

26.	Foreign exchange gain (loss), net

	03.31.2023	03.31.2022
Monetary and foreign exchange variations
Assets:
Tax credits	3.9	17.7
Trade accounts receivable and contract assets	0.5	48.5
Cash and cash equivalents and financial investments	(1.9)	4.4
Others	4.2	5.3

	6.7	75.9

Liabilities:
Loans and financing	(0.1)	(1.9)
Advances from customers	-	0.2
Provisions	(5.8)	(23.1)
Taxes and charges payable	(1.1)	(6.3)
Other payables	0.1	(8.4)
Suppliers	(5.1)	(7.2)
Provisions for contingencies	(1.1)	(6.9)
Others	3.3	(0.5)

	(9.8)	(54.1)

Net monetary and foreign exchange variations	(3.1)	21.8

Derivative financial instruments	4.9	(0.9)

Foreign exchange gain (loss), net	1.8	20.9

27.	Responsibilities and commitments

Backstop commitments (Commercial Aviation)

In certain firm sales contracts of commercial jets included in backlog, the Company has entered into backstop commitments to provide financing in case the customer fails to obtain sufficient credit lines upon the aircraft deliveries.

Embraer S.A.

Notes to the unaudited condensed consolidated interim financial information

In millions of U.S. dollars, unless otherwise indicated.

Past experience demonstrates the Company was requested and provided financing on limited cases to its customers during the deliveries of E-Jets family, which demonstrates existence of alternative funding sources in the market to transfer the backstop commitments and remote probability of exercise. In addition, the Company retains property of the assembled aircraft until the customer fulfils the payments on delivery, then not being exposed to risks of loss.

With the purpose of mitigating the credit risk exposure, the exercise of backstop commitments relies on current financial conditions of the customer upon exercise notice and conditions precedent to be accomplished. If the Company effectively provides the financing on delivery, the related aircraft is kept as collateral in the financing structure.

28.	Supplemental cash flow information

	03.31.2023	03.31.2022
Addition (write off) on Property, plant and equipment by transfer to pool parts inventory	(3.7)	2.9

29.	Operating segments

The Management defined the Company’s operating segments based on the reports used for strategic decision making, reviewed by the chief operating decision-maker.

The chief operating decision-maker evaluates the segments based on its consolidated operating results, dividing it geographically and in terms of markets for specific products that are: commercial aviation, defense and security, executive aviation, services and support and others. From a geographic perspective, Management considers the performance of the operations in Brazil, North America, Europe, Latin America (except for Brazil) and Asia Pacific.

As a result of changes in the internal corporate structure and the way the chief operating decision maker allocate the resources and monitors the businesses performance, the following change was performed in the presentation of segment information:

• Cybersecurity operations held by Tempest are no longer part of the defense and security segment. From the first quarter of 2023, these operations will be reported in Other Segments.

Due to the change mentioned, the operating segment information of the comparative period has been recast for consistency of presentation.

Consolidated statement of income by operating segment – March 31, 2023:

	Commercial Aviation	Defense & Security	Executive Aviation	Services & Support	Other Segments	Total reportable Segments	Unallocated	Total
Revenue	198.8	97.7	87.1	326.2	6.9	716.7	-	716.7
Cost of sales and services	(198.7)	(73.4)	(87.5)	(237.8)	(5.6)	(603.0)	-	(603.0)
Gross profit	0.1	24.3	(0.4)	88.4	1.3	113.7	-	113.7

Operating income (expense)	(34.9)	(19.1)	(36.9)	(45.1)	(27.6)	(163.6)	(2.2)	(165.8)
Operating profit before financial income (expense)	(34.8)	5.2	(37.3)	43.3	(26.3)	(49.9)	(2.2)	(52.1)

Financial income (expense), net							(52.9)	(52.9)
Foreign exchange loss, net							1.8	1.8
Loss before taxes on income								(103.2)

Income tax expense							30.5	30.5
Loss for the period								(72.7)

(*) Unallocated operating income (expense) includes expenses incurred with certain corporate demands not directly related to any operating segment.

Embraer S.A.

Notes to the unaudited condensed consolidated interim financial information

In millions of U.S. dollars, unless otherwise indicated.

Revenue by geographic area – March 31, 2023:

	Commercial Aviation	Defense & Security	Executive Aviation	Services & Support	Other Segments	Total
North America	162.9	-	40.9	171.7	-	375.5
Europe	34.3	66.7	24.8	72.2	-	198.0
Asia Pacific	-	-	-	29.1	-	29.1
Latin America, except Brazil	-	-	21.4	8.9	-	30.3
Brazil	1.6	31.0	-	27.6	6.9	67.1
Others	-	-	-	16.7	-	16.7
Total	198.8	97.7	87.1	326.2	6.9	716.7

Consolidated statement of income by operating segment – March 31, 2022 (Recast):

	Commercial Aviation	Defense & Security	Executive Aviation	Services & Support	Other Segments	Total reportable Segments	Unallocated	Total
Revenue	169.2	62.5	89.9	271.1	8.2	600.9	-	600.9
Cost of sales and services	(150.2)	(54.9)	(73.1)	(199.3)	(2.7)	(480.2)	-	(480.2)
Gross profit	19.0	7.6	16.8	71.8	5.5	120.7	-	120.7

Operating income (expense)	(33.4)	(22.4)	(32.8)	(36.1)	(15.6)	(140.3)	(16.7)	(157.0)
Operating profit before financial income (expense)	(14.4)	(14.8)	(16.0)	35.7	(10.1)	(19.6)	(16.7)	(36.3)

Financial income (expense), net							(65.6)	(65.6)
Foreign exchange gain (loss), net							20.9	20.9
Loss before taxes on income								(81.0)

Income tax benefit (expense)							50.3	50.3
Loss for the period								(30.7)

(*) Unallocated items from operating income (expense) refer to expenses incurred as part of the corporate restructuring of the Company and expenses with certain corporate demands not directly related to any operating segment.

Revenue by geographic area – March 31, 2022 (Recast):

	Commercial Aviation	Defense & Security	Executive Aviation	Services & Support	Other Segments	Total
North America	103.3	0.5	80.4	149.0	-	333.2
Europe	65.9	26.4	9.5	61.5	-	163.3
Asia Pacific	-	-	-	22.2	-	22.2
Latin America, except Brazil	-	1.1	-	5.7	-	6.8
Brazil	-	34.5	-	20.9	8.2	63.6
Others	-	-	-	11.8	-	11.8
Total	169.2	62.5	89.9	271.1	8.2	600.9

30.	Subsequent events

•

During May and June 2023, the Company entered into a 18 month swap contract with Banco Santander S.A., in order to stabilize the volatility in our share prices, affecting future settlements of share-based compensation. Under the swap contract, the Company will receive the price variation related to 19,556,109 shares issued by the Company and traded on B3 and pay the notional amount adjusted by CDI + 1.73 p.a.

•

In June 2023, the Company conducted a tender offer, through which it repurchased USD 536.2 of outstanding bonds maturing in 2025 and indexed to 5.05% p.a. The bonds were repurchased at a discounted price of 1%. The settlement made in July 2023, amounted to USD 532.3, covering the principal and accrued unpaid interest.

•	In June 2023, the Company entered into a prepayment export agreement of USD 160.0 with Banco Santander maturing in 2028 and indexed to Secured Overnight Funding Rate (“SOFR”) plus 1.77% p.a.

•

In June 2023, the Company obtained favorable decision at CARF concerning the proceeding mentioned in Note 20.2(iii). The claims made against the Company were annulled, except for the taxation of profits abroad. As a result, the estimated amount of the possible loss decreased to USD 2.9 in the second quarter of 2023.

•

In June 2023, the Company and Nidec Motor Corporation (“NMC”) entered into a Framework Agreement to form a new company named Nidec Aerospace, LLC (“Newco”) for the joint development and manufacture of electric propulsion systems for aeronautical usage, including for vertical take-off and landing vehicles and fixed-wing aircraft.

The capital structure of Newco is divided between NMC and the Company, with NMC holding 51% and the Company holding 49% of the membership interests. Initially, Newco’s management will be conducted by a board of directors consisting of four members, with two appointed by NMC and two appointed by the Company. Upon receiving the applicable airworthiness certification for the electric propulsion system, Newco’s board of directors will consist of five members, with three appointed by NMC and two by the Company.

The conclusion of the transactions provided in the Framework Agreement is subject to closing conditions, including the approval of relevant regulatory authorities (the “Closing”). The Company expects that the Closing will occur by December 31, 2023. The total contributions, in the form of equity or loans, will approximate USD 78, from closing through 2026.

* * *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 21, 2023

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations